SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

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The following quarterly interim financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the *International Accounting Standards Board* ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency ("ANEEL"), unless

TABLE OF CONTENTS
1. CONSOLIDATED RESULT | IFRS AND REGULATORY	7
2. EBITDA	9
3. ENERGY TRADING	12
4. INVESTMENTS AND EXPANSION PROJECTS	13
5. INDEBTEDNESS	18
6. COMPULSORY LOAN	20
7. CASH FLOW	21
8. FINANCIAL PERFORMANCE	22
8.1. Operating Revenue	22
8.2. Operating Costs and Expenses	26
8.3. Equity Holdings	33
8.4. Financial Results	34
8.5. Current and Deferred Taxes	37
9. OPERATING PERFORMANCE	38
9.1. Generation Segment	38
9.2. Transmission Segment	41
9.3. ESG	42
10. APPENDIX	43
10.1. Appendix 1 - Accounting Statements	43
10.2. Appendix 2 - Statement on Thermal Power Plants Sale	48
10.3. Appendix 3 - Statement on the Incorporation of Furnas	48
10.4. Appendix 4 - EBITDA IFRS	49
10.5. Appendix 5 - Transmission Regulatory Revenue - Adjustment Portion (PA)	49
10.6. Appendix 6 - IFRS Generation Revenue	51
10.7. Appendix 7 - IFRS Transmission Revenue	52
10.8. Appendix 8 - Financing and Loans Granted (Receivables)	52
10.9. Appendix 9 - IFRS vs. Regulatory Reconciliation	53

Earnings Release 4Q24	3

ELETROBRAS RELEASES 4TH QUARTER 2024 RESULTS

HIGHLIGHTS 4Q24

▪	Regulatory Net Operating Revenue: up 4.2% from 4Q23, reaching R$ 10,704 million: (+) growth in generation revenue, reflecting both a 6.6% increase in average price and a 6.0% increase in volume. The increase in volume is explained by higher sales in both the ACL and the short-term markets. (-) R$ 483 million YoY reduction in RAP related to the 2024 Periodic Tariff Review (RTP), with R$ 328 million related to Adjustment Portion (PA) Postponement.
▪	Adjusted PMSO: R$ 2,040 million (up 6.8% YoY), impacted by the following adjustments in Personnel:

(a) R$ 182 million in Voluntary Dismissal Plan (PDV) adjustments

(b) R$ 69 million in severance costs

(c) R$ 42 million for legal consulting related to the contingency reduction strategy.

▪	Adjusted provisions: net provision of R$ 406 million, impacted by:

(a) lower estimated credit losses (ECL), resulting from a R$ 226 million reduction in ECL from consumers and resellers, added to the R$ 66 million increase with estimated losses for events of other natures;

(b) R$ 161 million improvement in actuarial report results. On the downside, certain reversals that impacted 4Q23 results were not recorded this quarter

▪	Regulatory adjusted EBITDA: R$ 5,089 million (down 6.4% YoY), despite the increase in generation revenue, the result was negatively impacted by:

(a) higher costs from energy purchased for resale;

(b) lower transmission revenue;

(c) higher costs and expenses from personnel, materials, services and others (PMSO).

On the other hand, the positive results in the provisions and equity income lines helped mitigate these impacts.

Earnings Release 4Q24	4

Table 1 - Adjustments on Regulatory EBITDA (R$ mm)
4Q24
Regulatory EBITDA	5,444
PMSO	292
Voluntary Dismissal Plan (PDV) - Provision	182
Severance Costs	69
Success fee for legal consulting related to the contingency reduction strategy	42
Provisions	-552
Provision for Litigation	427
ECL - Loans and financing	4
Onerous contracts	-251
Estimated losses on investments	-217
Impairment	-540
Provision for the Implementation of Lawsuits - Compulsory Loan	23
Other revenues and expenses	-95
Total Adjustments on Regulatory EBITDA	-355
Regulatory Adjusted EBITDA	5,089

▪	Adjusted IFRS Net Income: R$ 517 million[1] (92.4% sequential drop), reflecting the R$ 5,417 million impact in 3Q24 from the recognition of the transmission assets remeasurement after the 2024 RTP.
▪	Investments: R$ 2,775 million in 4Q24 (-40.1% YoY), mainly due to the R$ 1,728 million contributions in 4Q23, which had no counterpart in 4Q24, and lower investments in implementation and expansion following the completion of the Coxilha Negra project. In 2024, investments totaled R$ 7,709 million (-14.5% YoY), reflecting a reduced need for contributions to SPEs due to improved management.
▪	Shareholders' Remuneration: Proposed dividend distribution of R$ 4,000 million related to the 2024 results, of which R$2.202 billion was already paid as interim dividends in January 2025. The dividends represent 41% of the parent company's net income for the fiscal year 2024 after deducting the legal reserve of 5%, and 60% of the regulatory net income, marking the largest shareholder remuneration distribution in the Company's history. Total shareholder remuneration, including share buybacks, reached R$4.1 billion in 2024.

[1] The difference from the reported number in 3Q24 relates to the R$ 758 million regulatory remeasurement adjustment in the holding company. Although the remeasurement was recognized in the 3Q24, the corresponding deferred tax expense was accounted for in 4Q24.

Earnings Release 4Q24	5

MAIN FINANCIAL AND OPERATING INDICATORS

Table 2 - Operating Highlights

	4Q24	4Q23	∆%	3Q24	∆%
Generation and Trading
Installed Generation Capacity (MW)	44,246	44,654	-0.9	44,191	0.1
Assured Capacity (aMW)(1)	21,915	22,294	-1.7	21,915	0.0
Net Generation (TWh)	143.5	146.9	-2.4	113.2	26.8
Energy Sold ACR (TWh)(2)(5)	9.9	10.8	-8.3	13.7	-27.7
Energy Sold ACL (TWh)(3)	18.5	14.3	29.4	16.4	12.8
Energy Sold Quotas (TWh)(4)	8.7	11.6	-25.0	8.7	0.0
Average ACR Price (R$/MWh)	216.07	220.23	-1.9	255.88	-15.6
Average ACL Price (R$/MWh)	170.48	193.72	-12.0	154.15	10.6
Transmission
Transmission lines (km)	74,013	73,789	0.3	73,958	0.1
RAP (R$ mm) (6)	17,095	17,765	-3.8	17,015	0.5

(1) Assured Capacity (AC) reflects: (a) Ordinance GM/MME 544/21, which established the revision of AC values for plants that had their concessions renewed due to the capitalization (Quota regime plants: Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes, and Curuá-Una), leading to a significant AC reduction effective from 2023; (b) Ordinance GM/MME 709/22, which introduced an Ordinary Review of the AC for hydroelectric power plants effective from 2023, impacting several Eletrobras plants; (c) the AC increase at Santa Cruz TPP due to the completion of the Combined Cycle, following ANEEL Order 481 of Feb 23, 2023 that authorized the start of commercial operations for a new generating unit at the plant; (d) the decommissioning of Candiota III TPP as of Jan/2024; (e) the inclusion of newly consolidated SPEs: HPPs Teles Pires (Oct 2023), Baguari (Oct 2023), Retiro Baixo (Nov 2023), and Santo Antônio (Nov 2023); and (f) the inclusion of the expanding wind farms Casa Nova B and Coxilha Negra with full AC in 2024 (2) Does not include quotas (3) Includes contracts under Law 13.182/2015

(4) The figures presented refer to the Assured Capacity of quotas in GWh

(5) The significant increase in 3Q24 compared to 2Q24 was driven by ACR contracts resulting from the Tucuruí Hydrological Risk Renegotiation, with high amounts only in July and August

(6) Approved RAP for the current regulatory cycle, associated with active modules at the end of each period, including those operational at the start of the cycle as well as those that commenced commercial operations during the period. Includes transmission contracts from Eletrobras Holding, Chesf, CGT Eletrosul, Eletronorte, TMT, and VSB.

Table 3 - Financial Highlights

	4Q24	4Q23	∆%	3Q24	∆%	12M24	12M23	∆%
Financial Indicators
Gross Revenue	13,914	11,858	17.3	12,960	7.4	47,725	44,475	7.3
Adjusted Gross Revenue	13,914	11,858	17.3	12,960	7.4	47,725	44,495	7.3
Net Operating Revenue	12,025	9,922	21.2	11,043	8.9	40,182	37,159	8.1
Adjusted Net Operating Revenue	12,025	9,922	21.2	11,043	8.9	40,182	37,146	8.2
Regulatory Net Operating Revenue	10,704	10,275	4.2	10,596	1.0	40,735	37,977	7.3
EBITDA	5,027	1,055	376.7	12,159	-58.7	26,237	17,352	51.2
Adjusted EBITDA	4,672	3,805	22.8	11,964	-60.9	25,488	19,262	32.3
Regulatory EBITDA	5,444	2,856	90.6	6,970	-21.9	24,235	20,458	18.5
Adjusted Regulatory EBITDA	5,089	5,434	-6.4	6,775	-24.9	23,487	22,195	5.8
EBITDA Margin (%)	41.8	10.6	31.2pp	110.1	-68.3pp	65.3	46.7	18.6
Adjusted EBITDA Margin (%)	38.9	38.4	0.5pp	108.3	-69.5pp	63.4	51.9	11.6
Return on Equity (ROE %)	8.5	3.9	4.6pp	8.4	0.1pp	8.5	3.9	4.6
Adjusted Gross Debt	74,646	60,118	24.2	68,774	8.5	74,646	60,118	24.2
Adjusted Net Debt (Adj Net Debt)	37,671	40,130	-6.1	38,897	-3.2	37,671	40,130	-6.1
Adj Net Debt/Adjusted LTM EBITDA	1.5	2.1	-29.1	1.6	-6.4	1.5	2.1	-29.1
Net Income	1,112	893	24.5	7,195	-84.5	10,381	4,395	136.2
Adjusted Net Income	517	1,141	-54.7	6,805	-92.4	8,796	4,715	86.6
Investments	2,775	4,632	-40.1	1,713	62.0	7,709	9,018	-14.5

Earnings Release 4Q24	6

HIGHLIGHTS OF CONSOLIDATED RESULTS

1.             CONSOLIDATED RESULT | IFRS AND REGULATORY

Table 4 - Income Statement IFRS (R$ mm)

	4Q24			4Q23		3Q24		12M24	12M23
	IFRS	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q	Adjusted	Adjusted	% Y/Y
Generation	7,986	0	7,986	7,221	10.6	8,348	-4.3	28,096	26,636	5.5
Transmission	5,773	0	5,773	4,558	26.6	4,566	26.4	19,293	17,432	10.7
Others	155	0	155	79	97.3	46	236.7	337	426	-20.9
Gross Revenue	13,914	0	13,914	11,858	17.3	12,960	7.4	47,725	44,495	7.3
(-) Deductions from Revenue	-1,889	0	-1,889	-1,936	-2.4	-1,918	-1.5	-7,544	-7,348	2.7
Net Revenue	12,025	0	12,025	9,922	21.2	11,043	8.9	40,182	37,146	8.2
Energy resale, grid, fuel and construction	-5,385	0	-5,385	-3,899	38.1	-4,014	34.2	-15,302	-11,810	29.6
Personnel, Material, Services and Others	-2,332	292	-2,040	-1,911	6.8	-1,692	20.6	-6,784	-7,354	-7.7
Operating provisions	146	-552	-406	-571	-28.8	-251	61.7	-1,241	-770	61.1
Regulatory remeasurements - Transmission contracts	0	0	0	0	0.0	6,130	-100.0	6,130	-12	-50,576
Other income and expenses	95	-95	0	0	0.0	0	0.0	0	0	0.0
EBITDA, before Equity holdings	4,549	-355	4,194	3,542	18.4	11,216	-62.6	22,985	17,200	33.6
Equity holdings	478	0	478	264	81.5	749	-36.1	2,503	2,062	21.4
EBITDA	5,027	-355	4,672	3,805	22.8	11,964	-60.9	25,488	19,262	32.3
D&A	-1,033	0	-1,033	-899	14.9	-990	4.3	-3,988	-3,621	10.1
EBIT	3,995	-355	3,639	2,906	25.2	10,974	-66.8	21,500	15,641	37.5
Financial Result	-2,930	175	-2,755	-2,123	29.8	-2,225	23.8	-10,510	-9,827	6.9
EBT	1,064	-180	884	784	12.9	8,749	-89.9	10,990	5,813	89.0
Income Tax and Social Contribution	48	-415	-367	358	-202.6	-1,944	-81.1	-2,195	-1,099	99.8
Net Income[2]	1,112	-595	517	1,141	-54.7	6,805	-92.4	8,796	4,715	86.6

[2] The difference from the reported number in 3Q24 relates to the R$ 758 million regulatory remeasurement adjustment in the holding company. Although the remeasurement was recognized in the 3Q24, the corresponding deferred tax expense was accounted for in 4Q24.

Earnings Release 4Q24	7

Table 5 - Regulatory DRE (R$ mm)

	4Q24			4Q23		3Q24		12M24	12M23
	Regulatory	Adjustment	Adjusted	Adjusted	% Y/Y	Adjusted	% Q/Q	Adjusted	Adjusted	% Y/Y
Generation	8,018	0	8,018	7,221	11.0	8,001	0.2	28,694	26,636	7.7
Transmission	4,419	0	4,419	4,911	-10.0	4,467	-1.1	19,250	18,250	5.5
Others	156	0	156	79	98.5	45	245.4	335	426	-21.4
Gross Revenue	12,593	0	12,593	12,211	3.1	12,513	0.6	48,279	45,312	6.5
(-) Deductions from Revenue	-1,889	0	-1,889	-1,936	-2.4	-1,918	-1.5	-7,544	-7,348	2.7
Net Revenue	10,704	0	10,704	10,275	4.2	10,596	1.0	40,735	37,964	7.3
Energy resale, grid, fuel and construction	-3,757	0	-3,757	-2,714	38.4	-3,135	19.8	-11,717	-9,243	26.8
Personnel, Material, Services and Others	-2,366	292	-2,074	-1,913	8.4	-1,702	21.9	-6,857	-7,346	-6.6
Operating provisions	402	-552	-150	-463	-67.6	405	-137.0	-725	-746	-2.8
Regulatory remeasurements - Transmission contracts	0	0	0	0	0.0	0	0.0	0	0	0.0
Other income and expenses	95	-95	0	0	0.0	0	0.0	0	0	0.0
EBITDA, before Equity holdings	5,079	-355	4,724	5,185	-8.9	6,165	-23.4	21,436	20,630	3.9
Equity holdings	365	0	365	249	46.5	610	-40.2	2,051	1,565	31.0
EBITDA	5,444	-355	5,089	5,434	-6.4	6,775	-24.9	23,487	22,195	5.8
D&A	-1,620	0	-1,620	-1,581	2.5	-1,490	8.7	-6,038	-5,569	8.4
EBIT	3,824	-355	3,469	3,853	-10.0	5,285	-34.4	17,448	16,626	4.9
Financial Result	-3,210	175	-3,035	-2,122	43.0	-2,351	29.1	-11,201	-9,409	19.0
EBT	614	-180	434	1,731	-74.9	2,934	-85.2	6,247	7,218	-13.4
Income Tax and Social Contribution	1,078	-415	663	205	223.3	-1,168	-156.8	-791	-1,272	-37.8
Net Income	1,692	-595	1,097	1,936	-43.3	1,766	-37.9	5,456	5,946	-8.2

Earnings Release 4Q24	8

2.             EBITDA

In 4Q24, Adjusted Regulatory EBITDA totaled R$ 5,089 million, down R$ 345 million from 4Q23. Despite the increase in generation revenue, this result was negatively impacted by:

(a) Higher costs with energy purchased for resale;

(b) Lower transmission revenue;

(c) Higher personnel, materials and services costs and expenses. However, positive results in provisions and equity income helped mitigate these effects.

Table 6 - Adjusted Regulatory EBITDA (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Net Revenue (1)	10,704	10,275	4.2	10,596	1.0	40,735	37,964	7.3
Energy resale, grid charges, fuel	-3,757	-2,714	38.4	-3,135	19.8	-11,717	-9,243	26.8
- Personnel, Material, Services and Others	-2,074	-1,913	8.4	-1,702	21.9	-6,857	-7,346	-6.6
- Operating provisions (1)	-150	-463	-67.6	405	-137.0	-725	-746	-2.8
- Other income and expenses	0	0	0.0	0	0.0	0	0	0.0
+ Equity Holdings	365	249	46.5	610	-40.2	2,051	1,565	31.0
Adjusted Regulatory EBITDA	5,089	5,434	-6.4	6,775	-24.9	23,487	22,195	5.8

(1) Amounts of R$482 million in 2Q24 and R$432 million in 1Q24 were recognized as revenue from Amazonas Energia. Due to default, these balances were also fully recorded in operating provisions. In 3Q24, revenue from Amazonas Energia continued to be recognized. Since part of Balbina’s revenue remained in default, R$29 million was provisioned in 3Q24 and R$32 million in 4Q24. Revenue from thermal plants in 3Q24 was not provisioned, while R$376 million of the previously defaulted amount before 3Q24 was reversed from the provision. In 4Q24, revenue from thermal plants was recognized without any corresponding provision.

(2) In 3Q24, a non-recurring expense of R$ 89 million, recognized under other operating expenses and related to court rulings from cases prior to 2022, was adjusted in EBITDA. During the preparation of the 2024 financial statements, it was identified that a portion of court ruling expenses recognized in 2Q24, totaling R$ 118 million, also pertained to cases prior to 2022. Since this amount had not been classified as non-recurring at the time of the 2Q24 results disclosure, the adjustment was made in this 2024 disclosure. In 3Q24, non-recurring expenses of R$89 million, recognized in other operating expenses related to court rulings in cases prior to 2022, were adjusted in EBITDA. Due to this reclassification, the amount for 9M24 in this earnings release differs by R$118 million from the previously reported figures.

Transmission revenue was R$ 4,419 million in 4Q24, down R$ 492 million from 4Q23, mainly driven by reductions in Annual Permitted Revenue (RAP) and the adjustment portion (PA), revised as part of the Periodic Tariff Adjustment and Annual Adjustment processes for the 2024-2025 regulatory cycle, which started in July 2024.

Generation revenue was R$ 8,018 million in 4Q24, up R$ 796 million compared to 4Q23, mainly due to higher revenues in the free contracting environment (ACL) of R$ 450 million and in the short-term market of R$ 981 million, which were partially offset by lower revenues in the regulated contracting environment (ACR) of R$ 190 million and from plants under the quota regime of R$ 296 million.

However, this increase in revenue was more than offset by generation-related costs, which went up by R$ 1,042 million to R$ 3,757 million in 4Q24. The main driver was energy purchased for resale, which increased by R$ 1,136 million, while the other two components of this cost line, network usage charges and fuel expenses for energy production, decreased by R$ 23 million million and R$ 71 million million, respectively.

Still on generation, it is worth noting the progress in receivables related to energy sold by Eletrobras Group’s thermal plants to Amazonas Energia (AmE) following the resumption of its recognition in 3Q24. In 4Q24 the regulatory gross revenue from energy sold by thermal plants and Balbina HPP totaled R$1.4 billion. Approximately 60% of the total was billed under the Reserve Energy Contract (CER) and was received through the Reserve Energy Charge. The remaining 40%, billed to AmE is divided into three groups:

Earnings Release 4Q24	9

(a)	Contracts undergoing conversion to CER (15% of the total);
(b)	Sales contracts from thermal plants classified as Independent Energy Producers, which were paid by AmE (15% of the total); and
(c)	Energy sold by Balbina HPP (10% of the total).

The only unpaid portion of R$ 32 million corresponds to approximately 25% of the energy sold by Balbina HPP, and it accounts for the difference between regulatory and IFRS gross revenue. In the IFRS accounting, this portion was not recognized as revenue, whereas in the regulatory accounting, it was recognized and fully provisioned.

Table 7 - Amazonas Energia (R$ mm)

	Regulatory	IFRS
Gross Revenue, HPP Balbina	129	97
Paid	97	97
Outstanding	32	0
Provision, HPP Balbina	-32	0

Personnel, Material, Services and Others (PMSO) spending went up by R$ 161 million YoY, totaling R$ 2,074 million in 4Q24. This increase is primarily driven by legal expenses related to the Company’s strategy of reducing contingencies, contributing to the structural mitigation of liabilities, as well as by the increase in taxes and charges, reflecting contributions made to the Electric Energy Research Center (CEPEL).

Provisions fell from R$ 463 million in 4Q23 to R$ 150 million in 4Q24, down R$ 313 million. Key highlights include:

(a)	a R$161 million improvement in expected credit losses (ECL), as a result of the R$266 million reduction in ECL from consumers and resellers added to the R$66 million increase in events of other nature, and
(b)	R$161 million improvement in gains from actuarial reports. On the downside, we note some reversals that impacted 4Q23 results and were not recorded this quarter.

Finally, equity income showed an improvement of R$ 116 million million, reaching R$ 365 million in 4Q24.

Earnings Release 4Q24	10

Adjusted IFRS EBITDA

Adjusted IFRS EBITDA reached R$ 4,672 million in 4Q24, up 22.8% from 4Q23. Unlike the regulatory result, there was an increase in transmission and generation revenue, which along with the reduction in provisions, and the improvement in equity income more than offset the decline in generation results, even when factoring in the costs of energy purchased for resale, fuel and network usage charges, as well as higher PMSO expenses.

Table 8 - Adjusted IFRS EBITDA (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Net Revenue (1)	12,025	9,922	21.2	11,043	8.9	40,182	37,146	8.2
Energy resale, grid charges, fuel	-5,385	-3,899	38.1	-4,014	34.2	-15,302	-11,810	29.6
Regulatory remeasurement – Transmission Contracts	0	0	0.0	6,130	-100.0	6,130	-12	N/A
- Personnel, Material, Services and Others	-2,040	-1,911	6.8	-1,692	20.6	-6,784	-7,354	-7.7
- Operating provisions (1)	-406	-571	-28.8	-251	61.7	-1,241	-770	61.1
- Other income and expenses	0	0	0.0	0	0.0	0	0	0.0
+ Equity Holdings	478	264	81.5	749	-36.1	2503	2062	21.4
Adjusted IFRS EBITDA	4,672	3,805	22.8	11,964	-60.9	25,488	19,262	32.3

The table detailing the EBITDA calculation, in accordance with CVM Resolution 156/2022, can be found in Appendix 4 of this document.

Earnings Release 4Q24	11

3.             ENERGY TRADING

Eletrobras companies sold 37.1 TWh of energy in 4Q24, up 1.1% compared to the 36.7 TWh traded in 4Q23. The volumes sold include energy from plants under the quota regime, renewed under Law 12.783/2013, as well as from plants operating under the exploration regime (Free Contracting Environment – ACL and Regulated Contracting Environment – ACR). Additionally, it includes energy from the consolidated Special Purpose Entities - SPEs, specifically: HPPs Teles Pires (starting Oct/23), Baguari (starting Oct/23), Retiro Baixo (starting Nov/23), and Santo Antônio (starting Nov/23).

Table 9 - Energy Balance 4Q24 (aMW)

	2024	2025		2026		2027
Resources with no impact on the balance sheet (1)	1,192	0		0		0

Resources (A)	14,523	15,750		16,540		17,624
Own resources (2) (3) (4) (5)	12,894	14,159		15,406		16,572
Hydraulic	12,704	13,911		15,158		16,324
Wind	189	248		248		248
Energy Purchase	1,629	1,591		1,134		1,052
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Sales (B) (6)	12,882	10,438	12,938	8,519	10,519	6,570	8,070
ACR - Except quotas	3,635	3,438		3,519		3,070
ACL - Bilateral Contracts + STM implemented (range) (6)	9,247	7,000	9,500	5,000	7,000	3,500	5,000
Average prices Contracts signed
Limit =>		Lower	Higher	Lower	Higher	Lower	Higher
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	180	170	180	180	200	185	215
Balance (A - B)	1,641	5,312	2,812	8,021	6,021	11,054	9,554
Balance considering estimated hedge (9)	0	2,780	280	5,262	3,262	8,083	6,583
Uncontracted energy considering estimated hedge (9)	0%	18%	2%	32%	20%	46%	37%

Contracts signed up to 12/30/2024.

The energy balance reflects the SPEs consolidated into Eletrobras, including Santo Antônio HPP (since 3Q22) and HPPs Baguari and Retiro Baixo (since 4Q23) in terms of resources, sales, and average prices. Similarly, Teles Pires HPP, the SPE consolidated into Eletronorte (since 4Q23), is also included.

1.	The energy balance does not include Independent Energy Producer (IEP) contracts resulting from the Amazonas Distribuidora de-verticalization process, thermal plant availability contracts, or Assured Capacity Quotas, whether in terms of resources, sales (requirements), or average prices. These resources are recorded only for 2024 and are not considered for future years due to divestments.
2.	Own Resources include the decotization plants (new IEPs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una, and Mascarenhas de Moraes). For hydroelectric projects, an estimate of GFIS2 was considered, representing the Assured Capacity while factoring in Adjustment Factors for Internal Losses, Losses in the Basic Grid, Availability, and portfolio-specific adjustments.
3.	The revised Assured Capacity values, as outlined in Ordinance No. 709/GM/MME, of November 30, 2022, have been taken into account.
4.	With decotization, plants currently operating under the quota regime are gradually granted new concessions under the IEP regime over a five-year period beginning in 2023. The Assured Capacity values were established in Ordinance GM/MME No. 544/21.
5.	Considering the new concession grants from 2023 onward for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una, and Mascarenhas de Moraes plants, whose Assured Capacity values were established in Ordinance GM/MME No. 544/21.
6.	The balances for 2025 to 2027 include approximately 200 aMW of intercompany transactions, impacting both energy purchase and sales lines in the ACL.

Table 10 - Assured Capacity Quotas of Hydroelectric Power Plants (aMW)

	2024	2025	2026	2027
Assured Capacity Quotas	3,939	2,626	1,313	0
7.	This excludes the Assured Capacity of Jaguari HPP (12.7 aMW), which grant remains under Eletrobras’ provisional management.
8.	Decotization will occur gradually over a five-year period beginning in 2023. The Assured Capacity values applied from 2023 onward are those established in Ordinance GM/MME No. 544/21.
9.	The figures represent an estimate of uncontracted energy. The projected value for 2024 was 87.1%, while for subsequent years, the average historical GSF from 2018 to 2023 was 81.8% was considered.Source: CCEE, obtained from the CCEE website at the following link: CCEE Data and Analysis (in Portuguese only, select the MRE option in the panel). It is important to note that this is only an estimate, based on historical data and past events.

Earnings Release 4Q24	12

4.             INVESTMENTS AND EXPANSION PROJECTS

Table 11 - Investments (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Generation Corporate	827	1,238	-33.2	534	54.8	2,595	2,727	-4.9
Implementation / Expansion	283	492	-42.4	216	31.0	1,210	1,183	2.3
Maintenance	543	746	-27.1	318	70.9	1,385	1,545	-10.3
Transmission Corporate	1,442	1,372	5.0	966	49.3	3,706	3,528	5.0
Expansion	136	80	70.1	93	46.1	255	214	19.1
Reinforcements and improvements	1,266	1,194	6.0	830	52.5	3,304	3,062	7.9
Maintenance	40	98	-59.5	42	-5.8	147	252	-41.6
Infrastructure and Others	507	295	72.1	213	137.5	922	552	67.0
SPEs1	0	1,728	-100.0	0	0.0	486	2,211	-78.0
Generation - Contributions	0	53	-100.0	0	0.0	478	109	339.2
Generation - Acquisition	0	1,098	-100.0	0	0.0	0	1,496	-100.0
Transmission - Contributions	0	0	0.0	0	0.0	8	29	-72.1
Transmission - Acquisition	0	577	-100.0	0	0.0	0	577	-100.0
Total	2,775	4,632	-40.1	1,713	62.0	7,709	9,018	-14.5

(1) In 2Q24 and 12M24, the R$478 million capital contribution in Generation was allocated to Teles Pires HPP to rebalance its capital structure.

Earnings Release 4Q24	13

Transmission

Investments in transmission totaled R$ 1,442 million in 4Q24, mainly in reinforcements and improvements (R&I) that reached R$ 1,266 million, distributed as follows:

Table 12 - Investments in Transmission[3]

Transmission (R$ mm)	4Q24
Reinforcements and Improvements	1,266
Eletrobras Holding	507
Eletronorte	173
Chesf	415
CGT Eletrosul	170
Maintenance	40
Eletrobras Holding	11
Eletronorte	25
Chesf	0
CGT Eletrosul	4
Expansion	136
Eletrobras Holding	88
Eletronorte	48
Chesf	0
CGT Eletrosul	0
Total	1,442

▪	Eletrobras Holding: R$ 507 million, of which R$ 398 million is large-scale and R$ 109 million is small-scale, with emphasis on the Substations Ivaiporã, Itaberá, Grajaú, Vitória, Poços de Caldas, Adrianópolis, Araraquara, Brasília, Viana and Campinas.
▪	Eletronorte: R$ 173 million, of which R$ 114 million was large-scale and R$ 59 million was small-scale, with emphasis on the Porto Velho, Imperatriz, Marabá, Vila do Conde and Colinas substations.
▪	Chesf: R$ 415 million, of which R$ 207 million were large-scale and R$ 208 million were small-scale, with emphasis on the Delmiro Gouveia, Messias, Jardim and Teresina, Bongi, Poções, Piauí, Jacaracanga and Jardim substations.
▪	CGT Eletrosul: R$ 170 million, of which R$ 136 million was large-scale and R$ 34 million was small-scale, with emphasis on the Gravataí, Curitiba, Areia, Assis and Blumenau substations.

[3] For more information on the Composition of Eletrobras Holding, see Appendix 3.

Earnings Release 4Q24	14

Generation

Investments in generation totaled R$ 827 million in 4Q24 with the main expenditures allocated to:

Table 13 - Investments in Generation[4]

Generation (R$ mm)	4Q24
Maintenance	543
Eletrobras Holding	160
Eletronorte	218
Chesf	155
CGT Eletrosul	11
Expansion	283
Eletrobras Holding	9
Eletronorte	0
Chesf	42
CGT Eletrosul	233
Total	827

▪	Expansion: R$ 232 million by CGT Eletrosul for the expansion of the Coxilha Negra Wind Farm, with commercial operation of wind turbines in 3Q24, and R $41 million by Chesf for the Casa Nova B wind farm.
▪	Maintenance: R$ 218 million by Eletronorte, with emphasis on the Tucuruí HPP and the Aparecida and Mauá 3 TPPs; R$ 155 million by Chesf to replace equipment at the Paulo Afonso IV and Sobradinho plants, and R$ 126 million by Furnas, with emphasis on the Itumbiara, Corumbá, Mascarenhas de Moraes, Santa Cruz and Manso HPPs.

[4] For more information on the Composition of Eletrobras Holding, see Appendix 3.

Earnings Release 4Q24	15

Expansion Projects - Transmission

Large-Scale Projects

▪	Sampling: 241 projects[5], including the Itaipu HVDC System Revitalization project. In 4Q24, 21 projects were removed—20 were energized, and one was revoked—while 17 new authorizations were issued by the regulator.
▪	Estimated investment: R$13.2 billion, excluding the Itaipu HVDC System Revitalization project, as Eletrobras is responsible solely for the execution, and therefore does not benefit from associated revenue while being fully reimbursed for the amount disbursed.
▪	Additional associated RAP: R$1.8 billion between 2025-2030.
▪	Auctions: the following SPEs stand out: Nova Era Janapu, which was part of the sample since 2Q24, while Nova Era Catarina, Nova Era Ceará, Nova Era Integração and Nova Era Teresina were added in 3Q24.[6]

Small-Scale Projects

▪	Sampling: database of the Improvement and Reinforcement Plan Management System (SGPMR).
▪	Projects: 10,003 small-scale events under implementation or to be implemented, of which 9,446 were improvements and 584 were reinforcements.

Expansion Projects - Generation

Two projects are currently under construction and, once completed, will add approximately 330 MW to Eletrobras’ installed capacity.

Coxilha Negra Wind Farm (302 MW capacity, located in Rio Grande do Sul state)

▪	Estimated Investment: R$2.4 billion
▪	Completion of assembly for 71 out of 72 wind turbines; 36 are already in commercial operation, while 26 are in test mode.
▪	Test operations began in February 2024, with staggered commercial operations started in July 2024.
▪	Physical implementation progress: 97%.
▪	Expected start of full operations: 2Q25.

Casa Nova B Wind Farm (27 MW capacity, located in Bahia state)

▪	Estimated Investment: R$ 151 million
▪	Physical works: completion of civil construction for the Medium Voltage Network and Line Entry
▪	Medium Voltage (MV) Network: MV network connections will be finalized after wind turbine assembly is completed, which is scheduled for 4Q25. By the end of 4Q24, 18 out of 35 wind turbines had been assembled.

[5] Refers to reinforcements, improvements, and auction projects. Considers projects registered in ANEEL’s Transmission Management System (SIGET). Projects are included upon entry into the system and removed when canceled or placed into commercial operation. The 241 projects will contribute approximately 2,400 km of transmission lines and 11,500 MVA in substations.

[6] Each of the 5 SPEs created holds the contracts signed in last years' transmission auctions. SPE Nova Era Janapu holds contract no. 09/2023-ANEEL for the 4th lot of auction 01-2023; SPE Nova Era Teresina holds contract no. 04/2024-ANEEL for the 1st lot of auction 01-2024; SPE Nova Era Ceará holds contract no. 06/2024-ANEEL for the 3rd lot of auction 01-2024; SPE Nova Era Integração holds contract no. 08/2024-ANEEL for the 5th lot of auction 01-2024; and SPE Nova Era Catarina holds contract no. 12/2024-ANEEL for the 9th lot of auction 01-2024.

Earnings Release 4Q24	16

▪	Other advances: In 4Q24 equipment such as hubs, generators, as well other smaller items such as cables and connectors, were delivered.
▪	Physical implementation progress: 86%, considering both phases of the project. Casa Nova A, which accounts for 60% of the project, is 100% complete, while Casa Nova B, representing the remaining 40%, is 66% complete.
▪	Expected start of full operations: 1Q26

Earnings Release 4Q24	17

5.             INDEBTEDNESS

Net debt totaled R$ 37.7 billion in 4Q24, down R$ 1,226 million from 3Q24 and R$ 2.5 billion from 4Q23. The Net Debt/Adjusted Regulatory EBITDA ratio reached 1.6x in 4Q24, 1.6x in 3Q24 and 1.8x in 4Q23.

As a result of liability management and a 50 bps increase in the Brazilian basic interest rate (Selic), the Company's average debt maturity was extended by 10.7 months, while the total average cost decreased to CDI + 0.1% p.a. from CDI + 1.5% p.a. in 4Q23.

Table 14 - Net Debt (R$ mm)

	12/31/2024	9/30/2024	12/31/2023
(+) Gross Debt	75,621	68,879	59,460
(+) Derivatives (currency hedge) Net	-974	-105	658
(-) Cash and Cash Equivalents + Current Securities	35,524	28,378	18,967
(-) Restricted Cash for Loans and Financing	813	875	314
(-) Loans receivable	639	624	628
(-) Net balance of Itaipu Financial Assets	0	0	80
Net Debt	37,671	38,897	40,130

Funding in 2024

Throughout 2024, several fundraising operations were carried out by the Eletrobras Group companies, totaling R$ 31 billion:

▪	In April, Eletrobras’ carried out its first joint and coordinated issuance, marking the start of using standardized instruments, streamlining the issuance process and reducing costs. In total, approximately R$ 5.5 billion in debentures were issued, with around R$3.4 billion allocated for debt amortization in 2024. Also in April, SPE Transnorte Energia, through its 3rd issue of debentures, raised R$450 million at a CDI+0.94% rate and maturing in 2 years.
▪	In June, the second joint issuance was concluded, consisting of: a) R$ 4.9 billion in debentures in Chesf, with a cost of IPCA+6.77% p.a. and a term of 7 years; and b) R$ 2.0 billion in Commercial Notes and R$ 4.0 billion in bank debts in the Holding, with costs of, respectively, CDI+0.75% p.a. and ranging from CDI+0.69% to 1.84% p.a., both maturing in 2 years.
▪	In September, bonds were issued with a 10-year maturity at a 6.50% p.a. cost. In addition, SPE Transnorte Energia[7], through its 4th issue of debentures, raised R$ 450 million, at CDI+0.49% and maturing in 24 months, and signed a bank credit bill with Banco da Amazônia for R$ 800 million, at IPCA+4.4477% p.a. and maturing in December 2041.
▪	At the same time, additional funding operations were carried out in September, including: a) the 4th issuance of Chesf debentures and the 6th issuance of Eletronorte debentures, both in the amount of R$ 1.9 billion, with costs ranging from CDI+0.85% to 1.05% p.a. and maturities of 7 and 10 years; and b) the 6th issuance of Eletrobras debentures, totaling R$1.6 billion, with a cost of IPCA+6.88% p.a. and a 10-year maturity. All debentures were settled in early October.

[7] SPE Transnorte Energia is responsible for constructing the 500 kV transmission line between Manaus and Boa Vista, which will connect the state of Roraima to the National Interconnected System (SIN). Eletronorte currently holds a 50.4% stake in the SPE, and in April 2023, a shareholders’ agreement was signed, outlining a progressive increase in Eletronorte’s stake over the coming years, subject to necessary consents, with an option to acquire the project after it becomes operational. It is worth noting that this SPE's debt is not consolidated into Eletrobras’ debt.

Earnings Release 4Q24	18

▪	In December, CGT Eletrosul secured R$ 1.0 billion through two bank loans at costs of CDI + 0.19% and CDI + 0.30% p.a., both with a one-year maturity. In the same month, the Holding obtained US$ 400 million in financing, backed by the Italian Export Credit Agency – Servizi Assicurativi Del Commercio Estero SPA (SACE). The loan was contracted at a cost of SOFR + 1.40% p.a., with a currency swap to CDI + 1.30%, and a ten-year term.

Chart 1 - Loans and Financing Payable (R$ billion)

Table 15 - Gross Debt Breakdown

Creditor	Index	Average cost (per year)	Total Balance (R$ million)	Share of Total (%)
Debêntures e Nota comercial	CDI	CDI + 0,09% to 2,20%	23,919	31.6
Debêntures e Nota comercial	IPCA	IPCA + 3,75% to 7,029%	15,985	21.1
BNDES	TJLP, IPCA	IPCA + 5,38% to 6,41%; TJLP to TJLP + 3,28%	6,741	8.9
Banco do Brasil	CDI, IPCA, TJLP	TJLP + 1,89% to 2,13%, CDI + 2% to 2,25%, IPCA to 6,56%	2,099	2.8
Caixa Econômica Federal	IPCA	IPCA + 6,56%	1,519	2.0
Bradesco	IPCA, CDI	IPCA + 6,56%; CDI + 2,09% to 2,17%	1,369	1.8
Banco do Nordeste do Brasil	IPCA, TFC	IPCA + 2,33% to 6,56%, 2,94% to 9,5%	1,506	2.0
Petrobras / Vibra Energia	Selic	Selic	115	0.2
Itaú	IPCA, CDI	IPCA + 6,56%; CDI + 0,30% to 2,28%	609	0.8
Other Creditors	CDI, IPCA, TJLP, Fixed Rate	CDI + 0,19% to 2,20%, IPCA + 6,56%; 2,94% to 10%; TJLP + 5%	5,213	6.9
Foreign Currency - Bonds and other debts	USD	1,40% a 4,63%	15,815	20.9
Foreign currency - other debts	EUR	2,00% a 4,4212%	729	1.0
TOTAL			75,621	100.0

*It is important to note that the Company has carried out exchange rate hedge operations for certain foreign currency debts. The data below presents these debts along with their respective equivalent rates (post-hedge) linked to the CDI:

Bonds 2025 - 97.41% of CDI

Bonds 2030 - CDI + 1.70% p.a.

Bonds 2035 - 122.59% of CDI

Citibank - CDI + 0.19% to 1.70% p.a.

Itaú - CDI + 0.30% p.a.

** Exposure to BNDES only considers contracts under the BNDES Direto line.

Earnings Release 4Q24	19

6.             COMPULSORY LOAN

Eletrobras has implemented measures to mitigate risks associated with legal proceedings related to compulsory loans on electricity, which involve the monetary adjustment of book-entry credits.To address this, the company has strengthened its legal defense strategy and pursued settlements with discounts and full resolution of lawsuits.

As a result of the negotiations:

▪	the inventory of provisions was reduced by R$ 779 million compared to 3Q24 and R$3.6 billion compared to 4Q23, totaling R$13.6 billion in 4Q24, mainly due to the agreements signed;
▪	net reversal of R$ 369 million in provisions due to agreements signed and favorable decisions in 4Q24;
▪	as a result of the reduction in provision inventory, financial expenses related to monetary restatement decreased from R$ 236 million in 4Q23 and R$ 214 million in 3Q24 to R$ 175 million in 4Q24.

Thus, as from 3Q22, when negotiations began, the provision inventory related to this set of lawsuits fell by R$12.2 billion, from R$25.8 billion to the current R$13.6 billion, even considering the accumulated monetary restatement of R$2.3 billion in the period. In addition, the agreements signed also allowed for the elimination of R$8.2 billion in legal risks considered "off balance", of which R$ 779 million is possible and R$ 7.4 billion is remote. These reductions are in line with the Company's strategy of reducing its legacy legal liabilities.

Chart 2 - Total inventory of compulsory loan provisions (R$ bn)

Earnings Release 4Q24	20

7.             CASH FLOW

In 4Q24, funds generated by operating activities reached R$ 6.2 billion, up R$ 2.3 billion from the R$ 3.9 billion recorded in 4Q23.

Operating cash generation in 4Q24 was allocated to:

▪	Capex execution (R$ 2.0 billion)
▪	Debt service payment (R$ 1.6 billion)
▪	Litigation payments (R$ 1.2 billion)
▪	Dividends and share buyback (R$ 0.2 billion)

Table 16 - Cash Flow (R$ bn)

	4Q24	4Q23	∆%
Ajusted Regulatory EBITDA, before Equity Holdings	4.72	5.36	-11.8
EBITDA Adjustment	0.36	-2.75	-112.9
Income Tax and Social Contribution	-0.14	-1.08	-86.6
Working Capital	0.87	1.89	-54.2
Privatization Charges	0.00	0.00	-97.5
Dividends Received	0.45	0.48	-7.5
Operating Cash Flow	6.25	3.90	60.1
Investments	-2.00	-3.63	-44.9
Free Cash Flow	4.25	0.28	1,444.3
Debt Service	-1.58	-1.69	-6.7
Litigation	-1.23	-0.95	30.2
Net Funding	5.66	-9.66	-158.5
Receipt of Loans and Financial Charges	0.01	0.06	-91.1
Disposal of equity holdings	0.00	0.00	-100.0
Dividends	-0.18	-0.24	-25.4
Free Net Cash	6.92	-12.21	-156.7
Change in Restricted Cash (short and long term)	0.22	0.31	-28.8
Change in Financial Investments (long-term)	0.01	-0.41	-101.8
Net Cash	7.15	-12.31	-158.1

*Excludes generation contributions.

**Net funding: debt raised, net of issuance costs.

Earnings Release 4Q24	21

FINANCIAL AND OPERATING RESULTS ANALYSIS

8.             FINANCIAL PERFORMANCE

8.1.        Operating Revenue

Regulatory Generation Revenue

Adjusted regulatory revenue was R$ 8,018 million in 4Q24, -R$ 32 million lower than adjusted IFRS generation revenue. This difference reflects the different treatment of the portion of revenue from Amazonas Energia related to outstanding unpaid amounts for energy sold by Balbina HPP.

Generation Revenue by Contracting Environment

Excluding the portion from construction and, primarily, the impact of eliminations from adjusted regulatory revenue, revenue from energy sales across all contracting environments totaled R$ 8,236 million in 4Q24, reflecting an YoY increase of R$ 945 million.

This growth occurred despite the negative impact of R$ 209 million from the sale or purchase of shares (M&A), either fully or partially, in generating plants, including:

▪	sale of Candiota TPP, which contributed R$ 159 million in 4Q23; and
▪	Reduction of R$ 50 million in revenue contribution from the Baguari and Retiro Baixo HPP plants. Although these plants were only consolidated in October and November 2023, respectively, they recorded a decline in revenue from the regulated contracting environment in 4Q24.

Excluding the M&A impact, the positive highlights were the respective increases of R$450 million and R$981 million in the free contracting and short-term market environments, driven by higher sales volumes in both environments and improved prices in the free market. On the negative side, there was an expected reduction of R$296 million in revenue from O&M energy sales from plants under the quota regime. Finally, revenue in the regulated environment saw a slight decrease R$19 million.

This 4Q24 result represented a 13% YoY growth in revenue, driven by YoY increases of 6.6% in average price and 6.0% in volume. It is worth noting that, in 4Q24, there was no increase in revenue related to contract extensions, as occurred with Tucuruí in 3Q24, valid only for a period of 50 days from July 12 to August 30, 2024.

The 1,104 MWm increase in volume is mainly explained by increases of 2,027 MWm in the free market and 863 MWm in the short-term market, more than offsetting the reductions of 1,360 MWm in energy sold in the form of quotas and 427 MWm in energy contracted in the regulated market.

Greater exposure to the short-term market provided an additional benefit due to better price performance in this environment compared to the rest of the portfolio. The Settlement Price of Differences (PLD) applied to invoiced volumes in this contracting environment increased nearly 2.8 times from 4Q23 to 4Q24, from R$77.7/MWh to R$215.0/MWh, considering the average price across the country’s four sub-markets, this performance outpaced the 2% drop in the average price observed in the other three contracting environments (from R$189.9/MWh in 4Q23 to R$186.2/MWh in 4Q24).

Earnings Release 4Q24	22

Table 17 - Generation Revenue by Contracting Environment (R$ mm)

Revenue Generation	Volume (aMW) (a)			Price (R$/MWh) (b)			Regulatory Revenue (c) = (a) x (b)
	4Q24	% Y/Y	% Q/Q	4Q24	% Y/Y	% Q/Q	4Q24	% Y/Y	% Q/Q
(+) Regulated Market	4,320	-9.0	-31.1	309	3.2	4.3	2,946	-6.1	-28.1
Existing	3,101	-7.1	-2.9	215	0.9	7.8	1,474	-6.2	4.7
M&As (4)	155	-67.4	15.6	301	1.3	10.4	103	-67.0	27.6
Tucuruí Extension	0	0.0	-100.0	0	0.0	0.0	0	0.0	-100.0
Thermal	1,065	13.8	-0.4	582	-4.0	7.3	1,369	9.3	6.8
(+) Free Market	8,485	31.4	14.7	170	-11.3	8.2	3,178	16.5	24.1
Existing	8,485	31.4	14.7	170	-11.3	8.2	3,178	16.5	24.1
M&As (4)	0	0.0	0.0	0	0.0	0.0	0	0.0	0.0
(+) O&M (Quotas)	3,901	-25.8	-1.0	86	-3.5	2.5	745	-28.4	1.5
(+) ST Market (CCEE)(1)	2,840	43.7	60.8	218	145.9	22.3	1,368	253.4	96.7
(=) Ex others	19,547	6.0	0.9	191	6.6	0.9	8,236	13.0	1.8
(+) Other (2)	0	0.0	0.0	0	0.0	0.0	-218	215.5	153.4
(=) Total	0	0.0	0.0	0	0.0	0.0	8,018	11.0	0.2
Recurring	0	0.0	0.0	0	0.0	0.0	8,018	11.0	0.2
Non-recurring	0	0.0	0.0	0	0.0	0.0	0	0.0	-100.0

Revenue Generation	Regulatory Revenue (c)			Accounting Adjustment (d) (3)			Accounting Revenue (e) = (c) + (d)
	4Q24	4Q23	3Q24	4Q24	4Q23	3Q24	4Q24	4Q23	4Q24x4Q23	3Q24	4Q24x3Q24
Regulated Market	2,946	3,136	4,097	-32	0	347	2,914	3,136	-7.1	4,444	-34.4
Free Market	3,178	2,727	2,560	0	0	0	3,178	2,727	16.5	2,560	24.1
O&M (Quotas)	745	1,040	734	0	0	0	745	1,040	-28.4	734	1.5
Short-term market (1)	1,368	387	696	0	0	0	1,368	387	253.4	696	96.7
Energy Sales	8,236	7,291	8,087	-32	0	347	8,204	7,291	12.5	8,434	-2.7
Others (2)	-218	-69	-86	0	0	0	-218	-69	215.5	-86	153.4
Total	8,018	7,221	8,001	-32	0	347	7,986	7,221	10.6	8,348	-4.3
Recurring	8,018	7,221	8,001	-32	0	347	7,986	7,221	10.6	8,348	-4.3
Non-recurring	0	0	0	0	0	0	0	0	0.0	0	-100.0

(1) Short-term market: Electricity Trading Chamber (CCEE)

(2) Construction Revenues, Financial Effect of Itaipu and Elimination (accounting adjustments - internal sales). In 4Q23, it was explained by the elimination of intragroup sales: R$ 67 million in revenue from Eletronorte related to the sale of energy in the free market to Candiota, in a volume equivalent to 48% of the energy sold by Candiota in the ACR market. From 4Q23 to 4Q24, as Candiota was sold and left the sample, energy sales by Eletronorte excluding the consolidation of Teles Pires, fell by 69 aMW. In 4Q24, it was explained by the elimination of intragroup sales: sale of incentivized energy from SAESA to Eletrobras, seeking portfolio optimization.

(3) In 3Q24, the R$ 347 million variance between regulatory and IFRS revenue stems from differences in the treatment of revenue from energy sales to Amazonas Energia. This variance is explained by: (a) The recognition in regulatory revenue of R$ 58 million from Balbina HPP in 3Q24, whereas only R$ 29 million—the amount duly paid—was recorded in IFRS revenue; and (b) R$ 376 million recognized in IFRS revenue, related to revenue prior to 3Q24 that had not been previously recorded. In 4Q24, the R$ 32 million amount pertains to energy sold by Balbina HPP and defaulted by Amazonas Energia. As a result, it is not recognized as revenue in IFRS income, while in regulatory income, it is recorded and fully provisioned.

(4) M&A: involves revenue from assets in which Eletrobras' stake has changed over the last 12 months.

Earnings Release 4Q24	23

▪	Regulated Contracting Environment (ACR): regulatory generation revenue totaled R$ 2,946 million in 4Q24, down R$ 190 million from 4Q23. Excluding the effect of the sale of Candiota TPP, which contributed R$ 159 million to revenue in 4Q23, revenue fell R$ 31 million, with the 3.6% increase in the average price more than offset by the 4.4% reduction in volume.
▪	Free Contracting Environment (ACL): regulatory generation revenue totaled R$ 3,178 million in 4Q24, up by R$ 450 million from 4Q23, mainly due to the 31.4% increase in volume, which was partially offset by the 11.3% drop in the average price.
▪	O&M: Operation and maintenance revenues totaled R$ 745 million, down R$ 296 million from 4Q23, mainly reflecting the decotization process, mitigated by the effects of the annual adjustment of the Annual Generation Revenue - RAG[8].
▪	Short-Term Market (CCEE): revenue of R$ 1,368 million in 4Q24, an increase of R$ 981 million compared to 4Q23, explained by both the 145.9% increase in average revenue (R$/MWh) and the 43.7% increase in the settled volume.

Regulatory Transmission Revenue

Regulatory transmission revenue was R$ 4,419 million, down 10.0% from 4Q23. The decrease reflects the approval, in July 2024, of the 2023 periodic tariff review (RTP), which were postponed to 2024, with a particular focus on the revenue review for concession contracts extended under Law No. 12,783/2013.

Table 18 - Quarterly IFRS vs. Regulatory Revenue (R$ mm)[9]

	4Q24			4Q23			Regulatory
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory	∆%
Eletrobras Holding	2,366	-600	1,766	1,802	216	2,018	-12
Chesf	1,677	-221	1,456	1,265	257	1,523	-4
CGT Eletrosul	665	-183	482	527	-18	509	-5
Eletronorte	1,209	-350	859	1,030	-102	928	-7
Eliminations	-144	0	-144	-66	0	-66	118
TOTAL	5,773	-1,354	4,419	4,558	353	4,911	-10

[8] According to Homologatory Resolutions No. 3,068/2022 (2022-2023 cycle) and No. 3,225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

[9] For more information on the Composition of Eletrobras Holding, see Appendix 3.

Earnings Release 4Q24	24

Chart 3 - Reconciliation of RAP and Transmission Revenue 4Q24 (R$ mm)

Regulatory Transmission Revenue: Approved RAP x Gross Revenue 4Q24

▪	Permitted Annual Revenue (RAP) and Adjustment Portion (PA) Approved 4Q24: Corresponds to ¼ of the RAP and PA, respectively, of R$ 16,983 million million and R$1.529 million, approved for the 2024/2025 cycle under Homologatory Resolution No. 3,348/2024 for the transmission concession contracts of Eletrobras (post-Furnas incorporation), Chesf, CGT Eletrosul, Eletronorte, TMT, and VSB. More details about PA in Appendix 5.
▪	Discount of Variable Portion (VP): associated with the unavailability of transmission facilities, as regulated by Module 4 of the Transmission Services Rules (available in Portuguese only on ANEEL's website: https://www.gov.br/aneel/pt-br/centrais-de-conteudos/procedimentos-regulatorios/regras-de-transmissao).
▪	Prepayment Apportionment: related to the difference arising from the deficit or surplus in revenue calculated by the ONS, as reflected in the Credit Notice (AVC) issued by the ONS, and offset through the Adjustment Portion (PA).
▪	CDE/Proinfa: correspond to collections of sector charges (pass-through) from consumers directly connected to Eletrobras transmission facilities, related to the Energy Development Fund (CDE) and the Incentive Program for Alternative Sources of Electricity (Proinfa), as considered in the AVCs issued by the ONS.
▪	CDE Fund: corresponds to the receipt via CCEE of amounts not collected due to discounts on tariffs, which are offset annually through an Adjustment Portion. These amounts already include a portion of PIS/COFINS taxes.
▪	New Investments: Additional RAP for new installations (large-scale reinforcements and improvements) in the basic network, authorized with previously defined revenues, which entered commercial operation throughout the quarter.
▪	Mismatch Between Annual Adjustment of Transmission and Distribution: associated with the discrepancy between the values approved for Other Transmission Facilities (DIT) for exclusive use in the Annual Adjustment of the RAP for transmission companies (Homologatory Resolution No. 3,348/2024) and the revenue values approved in the Annual Adjustments of the distribution companies.

Earnings Release 4Q24	25

▪	Border Network Difference: Related to the discrepancy between the RAP values approved for the Basic Border Network and Other Transmission Facilities (DIT) for shared use in the Annual RAP Adjustment of transmission companies for the 2024/2025 cycle and the billing values reflected in the Credit Notices (AVC) issued by the ONS. These adjustments will be accounted for in the Adjustment Portion of the following cycle.
▪	Other Transmission Facilities (DIT) Difference for Exclusive Use of Itaipu: refers to the discrepancy between the approved RAP for Other Transmission Facilities (DIT) for Itaipu’s exclusive use and the monthly amount collected based on the power and tariff approved by ANEEL. For each subsequent calendar year, ANEEL publishes the contracted power amounts for Itaipu in a specific Homologatory Resolution, while the monthly tariff for electricity transportation from Itaipu Binacional is published for the tariff cycle. As a result, an adjustment is required to account for variations in contracted power, arising from the mismatch between the calendar year and the tariff cycle. This adjustment is considered in the Adjustment Portion of the following cycle.
▪	PIS/COFINS: related to revenue from the Basic Network, Basic Border Network and Other Transmission Facilities Shared, according to AVCs issued by the ONS.

8.2.        Operating Costs and Expenses

Table 19 - Operating Costs and Expenses (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Energy purchased for resale	2,082	942	121.1	1,452	43.3	5,068	3,028	67.4
Charges on use of the electricity grid	968	984	-1.6	1,016	-4.7	3,955	3,482	13.6
Fuel for electricity production	531	602	-11.8	491	8.1	1,992	2,043	-2.5
Construction	1,804	1,371	31.5	1,055	71.0	4,287	3,291	30.3
Personnel, Material, Services and Others	2,332	1,426	63.6	2,005	16.3	7,593	8,183	-7.2
Depreciation and Amortization	1,033	899	14.9	990	4.3	3,988	3,621	10.1
Operating provisions	-146	3,597	-104.1	-229	-36.2	-180	2,481	-107.3
Regulatory remeasurements	0	0	0.0	-6,130	-100.0	-6,130	12	N/A
Costs and expenses	8,604	9,822	-12.4	650	1,223.3	20,572	26,142	-21.3
Non-recurring events
(-) Non-recurring PMSO events	-292	485	-160.3	-313	-6.6	-809	-829	-2.4
(-) Non-recurring provisions	552	-3,027	-118.2	480	15.1	1,421	-1,711	-183.0
(-) Retroactive Calculation ICMS increase	0	0	0.0	0	0.0	0	-34	-100.0
(-) Regulatory remeasurements	0	0	0.0	0	0.0	0	0	0.0
Adjusted Costs and Expenses	8,864	7,280	21.8	817	984.8	21,184	23,568	-10.1

Earnings Release 4Q24	26

▪	Energy purchased for resale: totaled R$ 2,082 million in 4Q24, representing an increase of R$ 1,140 million compared to 4Q23. The main contributions to this increase are: (a) R$713 million, resulting from the settlement of energy in the Short-Term Market by plants with lower generation, fully offset by the increase in gross revenue in this contracting environment totaling R$981 million; (b) R$278 million, due to the increase in energy purchases to meet sales in the free market (ACL) and to hedge against negative exposures in the Short-Term Market, resulting from lower-than-expected energy generation performance, combined with the possibility of higher prices, which materialized briefly during the quarter; and (c) R$97 million, explained by a Power Purchase Agreement (PPA) for the purchase of incentivized energy obtained through a 2020 auction with delivery and sales in the ACL starting in 2024.
▪	Charges on Use of the Grid: totaled R$ 968 million in 4Q24, down R$ 16 million from 4Q23, mainly reflecting lower Transmission System Usage Charges (EUST), effective following ANEEL’s Homologatory Resolution 3,349/2024, which replaced the previously valid values established by Homologatory Resolution 3,216/2023.
▪	Fuel for electricity production: costs associated with the use of fuel for electricity production reached R$ 531 million in 4Q24, down R$ 71 million from 4Q23. The decrease is primarily due to the effects of the sale of Candiota TPP, which contributed an expense of R$ 168 million in 4Q23, partially offset by a R$ 78 million increase at Eletrobras Holding due to higher fuel consumption by Santa Cruz TPP. At Eletronorte, the R$ 55 million increase resulting from higher consumption along with the annual gas price adjustment was partially offset by an expense recovery via Fuel Consumption Account (CCC), totaling R$ 49 million.
▪	Construction-related costs: totaled R$ 1,804 million in 4Q24, up by R$ 433 million compared to 4Q23, with emphasis on the R$ 249 million increase related to the agreement for the Itaipu HVDC System Revitalization, along with the R$ 118 million increase in civil construction linked to concession contracts awarded in transmission auctions in recent years.

Earnings Release 4Q24	27

PMSO - Personnel, Material, Services and Others

Personnel: adjusted balance of R$ 915 million in 4Q24, down 13% from R$ 1,051 million in 4Q23, with the main effects being:

▪	R$ 176 million in savings from compensation and charges expenses, primarily driven by a reduction in headcount following the Voluntary Dismissal Plans (PDVs), partially offset by new hires, which added R$70 million;
▪	R$ 54 million YoY increase due to a smaller volume of hours worked recognized as investments in 4Q24;
▪	R$ 21 million reduction related to expenses with Profit Sharing (PLR) and Short-Term Incentive (ICP);
▪	R$ 10 million in savings in 2024 resulting from the exit of 192 employees following the sale of Candiota.

Non-recurring effects: PDV totaling R$182 million in the period.

Material: adjusted balance of R$ 73 million in 4Q24, down R$ 27 million when compared to R$ 99 million recorded in 4Q23. This decline occurred across multiple lines, primarily due to the optimization of inventory management and material usage.

There were no non-recurring effects in the quarter.

Services: adjusted balance of R$ 731 million in 4Q24, representing a 27% increase compared to R$ 576 million in 4Q23. The main highlights of the quarter were:

▪	R$94 million increase in expenses with advisory, legal and financial services, with a portion of this variation explained by contracts related to the Company's strategy of reducing contingencies; and
▪	R$51 million increase related to two reclassifications: (a) In 4Q23, R$38 million was reclassified from services to investments; and (b) In 4Q24, R$13 million was reclassified from other costs and expenses to services.

Non-recurring effects: R$42 million related to legal consulting related to the contingency reduction strategy.

Others: adjusted balance of R$ 321 million in 4Q24, up 75% from R$ 184 million in 4Q23, mainly due to the following effects:

▪	R$ 148 million increase in taxes and charges, mainly due to a R$ 74 million Electric Energy Research Center (CEPEL) reclassification to R&D in 4Q23
▪	R$ 24 million increase in marketing related to annuities, contributions and institutional projects
▪	R$ 57 million reduction in fines, convictions, legal costs and other losses

There were no non-recurring effects in the quarter.

Earnings Release 4Q24	28

Table 20 - PMSO 4Q24 (R$ mm)[10]

PMSO	4Q24
(R$ million)	Eletrobras Holding	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	330	293	256	104	0	984	0	984
Voluntary Dismissal Plan (PDV) - Provision	9	88	60	25	0	182	0	182
Material	25	11	31	6	0	73	0	73
Services	428	155	135	54	1	773	0	773
Other	163	23	104	-9	-2	279	42	321
PMSO	954	571	587	180	-1	2,290	42	2,332
Non-recurring events
Personnel: PDV, PDC	-9	-88	-60	-25	0	-182	0	-182
Personnel: Termination Costs	-5	-22	-31	-11	0	-69	0	-69
Services: Commissions relating to legal consulting	-42	0	0	0	0	-42	0	-42
Other: Judicial convictions	0	0	0	0	0	0	0	0
Other: Write-off of court deposits	0	0	0	0	0	0	0	0
Adjusted PMSO	898	461	496	144	-1	1,998	42	2,040

Table 21 - PMSO 4Q23 (R$ mm)

PMSO	4Q23
(R$ million)	Eletrobras + Furnas and Others	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Elimination	Consolidated IFRS
Personnel	544	314	274	106	0	1,239	0	1,239
Voluntary Dismissal Plan (PDV) - Provision	20	-3	5	4	0	25	0	25
Material	22	17	46	14	0	99	0	99
Services	384	105	116	50	1	656	0	656
Other	80	-144	-567	28	2	-602	8	-594
PMSO	1,050	288	-126	202	3	1,417	8	1,426
Non-recurring events
Personnel: PDV, PDC	-20	3	-5	-4	0	-25	0	-25
Personnel: Retroactive profit Sharing (PLR)	0	0	0	0	0	-208	0	-208
Personnel: allocation to investment activities	21	0	0	0	0	21	0	21
Services: Consultancies related to the transformation Plan	-80	0	0	0	0	-80	0	-80
Other: Business Combination (2)	0	0	777	0	0	777		777
Adjusted PMSO	971	292	646	198	3	1,902	8	1,910

(1) Result of the reclassification related to the transfer of Eletronorte’s 49% stake in EAPSA

[10] For more information on the Composition of Eletrobras Holding, see Appendix 3 .

Earnings Release 4Q24	29

Table 22 - PMSO IFRS (R$ mm)

	4Q24			4Q23		3Q24		12M24			12M23
	Total (a)	Nonrecurring (b)	Adjusted (c) = (a) - (b)	Adjusted	∆%	Adjusted	∆%	Total (a)	Nonrecurring (b)	Adjusted (c) = (a) - (b)	Adjusted	∆%
Personnel	984	-69	915	1,051	-13.0	902	1.4	3,754	-69	3,685	4,240	-13.1
VDP	182	-182	0	0	0.0	0	0.0	227	-227	0	0	0.0
Material	73	0	73	99	-27.0	64	12.8	220	0	220	251	-12.4
Services	773	-42	731	576	26.9	569	28.6	2,238	-84	2,153	2,173	-0.9
Other ¹ ²	321	0	321	184	75.1	157	105.0	1,154	-429	725	691	5.0
Total	2,332	-292	2,040	1,911	6.8	1,692	20.6	7,593	-809	6,784	7,354	-7.7

(1) Includes, in 3Q24 and 12M24, both in total and adjusted balances, the amount of R$75 million in premiums paid for GSF insurance related to contract extensions from the 12th and 13th Existing Energy Auctions. This results from the extension of the concession term under the Regulated Contracting Environment, as part of the renegotiation of the hydrological risk in electricity generation, in accordance with ANEEL Ordinance No. 1,395, dated May 20, 2019. Revenue recorded for the period from July 12, 2024, to August 30, 2024.

(2) In 3Q24, a non-recurring expense of R$ 89 million, recognized under other operating expenses and related to court rulings from cases prior to 2022, was adjusted in EBITDA. During the preparation of the 2024 financial statements, it was identified that a portion of court ruling expenses recognized in 2Q24, totaling R$ 118 million, also pertained to cases prior to 2022. Since this amount had not been classified as non-recurring at the time of the 2Q24 results disclosure, the adjustment was made in this 2024 disclosure. In 3Q24, non-recurring expenses of R$89 million, recognized in other operating expenses related to court rulings in cases prior to 2022, were adjusted in EBITDA. Due to this reclassification, the amount for 9M24 in this earnings release differs by R$118 million from the previously reported figures.

Table 23 - Other Costs and Expenses (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Write-off of court deposits	0	0	0	221	-100	221	866	-74
Gain on the sale of equity holdings	0	-777	-100	0	0	0	-777	-100
Convictions, losses and legal costs	86	114	-25	57	51	306	401	-24
GSF	20	5	318	92	-78	120	19	540
Insurance	27	22	24	76	-65	102	88	16
Equity Holding	40	31	30	10	290	72	44	62
Donations and contributions	66	34	92	17	294	147	118	24
Rent	35	22	60	17	105	78	86	-8
Recovery of expenses	-3	-86	-96	-24	-86	-74	-208	-64
Taxes	29	20	46	-1	0	64	116	-45
Others	22	22	-2	3	631	116	33	248
Total	321	-594	-154	468	-31	1,154	786	47

Earnings Release 4Q24	30

Operating Provisions

Table 24 - Operating Provisions (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Operating Provisions / Reversals
Provision/Reversal for Litigation	-486	-380	27.9	418	-216.1	160	1,246	-87.1
Estimated losses on investments	217	-31	-805.2	11	1,801.9	199	107	86.4
Measurement at fair value of assets held for sale	-57	-797	-92.8	-30	87.9	-47	-704	-93.4
Provision for the Implementation of Lawsuits - Compulsory Loan	-23	22	-204.7	3	-774.9	-70	39	-280.1
ECL - Loans and financing	-4	-9	-50.1	-6	-26.7	-15	-22	-32.7
ECL - Consumers and resellers	-157	-383	-59.1	-59	163.6	-391	-467	-16.1
ECL - Other credits	-44	22	-303.5	-10	350.6	-169	40	-523.3
Onerous contracts	251	-862	-129.1	52	378.1	387	-862	-144.9
Results of actuarial reports	-106	-268	-60.3	-128	-17.0	-490	-560	-12.5
Other *	556	-912	-160.9	-23	-2,476.6	616	-1,298	-147.4
Operating Provisions / Reversals	146	-3,597	-104.1	229	-36.2	180	-2,481	-107.3
Non-recurring items / Adjustments	-552	3,027	-118.2	-480	15.1	-1,421	1,711	-183.0
Provision for Litigation	427	380	12.5	-418	-202.2	-219	-1,246	-82.4
Measurement at fair value of assets held for sale	0	742	-100.0	0	0.0	-167	704	-123.7
Estimated losses on investments	-217	31	-805.2	-11	1,801.9	-199	-107	86.4
Provision for the Implementation of Lawsuits - Compulsory Loan	23	-22	-204.7	-3	-774.9	70	-39	-280.1
ECL - Loans and financing	4	9	-50.1	6	-26.7	15	22	-32.7
Onerous contracts	-251	862	-129.1	-52	378.1	-387	862	-144.9
Impairment	-540	956	-156.4	0	634,654.1	-534	956	-155.8
Restitution RGR	0	69	-100.0	0	0.0	0	558	-100.0
Adjusted Provisions/Reversals	-406	-571	-28.8	-251	61.7	-1,241	-770	61.1

Positive values in the table above mean reversal of provision.

* Includes mainly impairment and RGR refund.

▪	Onerous contracts: reversal of R$ 251 million in 4Q24, driven by reversals of R$ 113 million in CGT Eletrosul and R$ 109 million in Chesf. In contrast, the provision of R$ 862 million in 4Q23 was due to provisions also recorded in these two companies, totaling R$ 357 million and R$ 389 million, respectively, mainly related to the onerous contract with Jirau HPP.
▪	Provision for litigation: provision of R$ 486 million in 4Q24 compared to R$ 380 million in 4Q23, explained by the following movements:
▪	R$ 200 million reversal due to signed agreements, leading to a partial reduction in lawsuits
▪	R$ 369 million reversal resulting from agreements signed related to the compulsory loan
▪	R$ 58.5 million related to the payment of legal claims prior to 2022, originally recognized under the Other Expenses line in 4Q23 and treated as non-recurring at the time, later reclassified in 4Q24.
▪	Result of actuarial reports: provision of R$ 106 million related to the cost of interest and current service cost, as defined in the reports for fiscal year 2024, which are now released monthly, compared to the previous practice of year-end releases.
▪	Measurement at fair value of assets held for sale: a R$57 million provision was established at the Holding due to the devaluation of the equity interest in SPE Mata de Santa Genebra. The significant variation is attributed to the R$ 632 million increase in 4Q23 at former Furnas, resulting from the difference between the book value and the assessed value of Santa Cruz TPP, which was reclassified as an “Asset Held for Sale.”

Earnings Release 4Q24	31

▪	Estimated losses on investments: constitution of a R$ 68 million provision in 4Q24 related to the sale of ISA Energia Brasil stake and losses in SPEs impairment, as well as R$ 153 million reversal in Eletronorte due to the Nova Energia impairment reversal, and of R$ 88 million in Chesf.
▪	Expected Credit Losses (ECL) – Consumers and Resellers: R$66 million related to the default in the Transmission System Usage Charge (EUST).
▪	Impairment: the R$ 540 million impairment recognized in 4Q24 is primarily explained by the reversal of R$ 675 million, with R$ 396 million in CGT Eletrosul and R$ 262 million in Eletronorte, following the completion of the impairment test. Table 25 below reflects the test result for fiscal year 2024.

Table 25 - Impairment Test Result (R$ mm)

	Balance on 31/12/2023	Transactions	Balance on 31/12/2024
Hydro Division - Eletrobras	75	-75	0
Hydro Division - Eletronorte	262	-262	0
Hydro Division - Chesf	23	-23	0
Hydro Division - Eletrosul	106	-106	0
Casa Nova	87	141	228
Casa Nova B to G	179	0	179
Coxilha Negra	592	-116	476
Ibirapuitã	68	-37	31
Entorno 2	56	-56	0
Others	262	0	262
Total	1,709	-534	1,176

Earnings Release 4Q24	32

8.3.        Equity Holdings

The equity income highlight of the quarter was ISA Energia Brasil's contribution of R$ 252 million.

Table 26 - Equity Holdings (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Highlights Affiliates (a)	-44	108	-140.5	619	-107.1	1,471	1,456	1.1
Eletrobras Termonuclear S.A.	23	-386	-106.0	236	-90.2	562	27	1,982.2
ISA Energia Brasil	252	345	-27.1	231	8.9	875	947	-7.7
Other Affiliates	-318	149	-313.7	152	-309.5	35	482	-92.8
Highlights SPEs ** (b)	726	21	3,333.8	13	5,486.5	873	238	266.7
IE Madeira	68	42	63.3	49	39.3	234	202	16.1
BMTE	135	51	165.4	50	169.8	292	209	39.8
Chapecoense	65	39	66.1	47	38.6	194	183	6.0
ESBR Jirau	-12	13	-196.7	14	-187.6	44	18	147.3
IE Garanhuns	19	14	43.1	5	289.5	65	58	13.6
Norte Energia	451	-137	-429.0	-152	-396.5	44	-431	-110.1
Other Holdings * (c)	-204	135	-251.7	117	-275.1	159	368	-56.9
Total Equity Holdings (a) + (b) + (c)	331	47	610.2	762	-56.5	2,503	2,062	21.4
* Includes movements from amounts recognized in the balance sheet of associates measured at fair value/cost.
** SPE: special purpose entities

Earnings Release 4Q24	33

8.4.        Financial Results

Table 27 - Financial Result (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Financial Income	971	844	15.0	815	19.1	3,152	3,083	2.2
Interest income, fines, commissions and fees	22	-15	-243.3	45	-51.8	139	153	-9.6
Income from financial investments	982	755	30.1	835	17.7	2,938	2,862	2.6
Late payment surcharge on electricity	23	51	-55.2	18	27.8	120	166	-28.0
Other financial income	46	111	-58.7	-24	-292.1	224	479	-53.3
(-) Taxes on financial income	-103	-58	75.6	-59	73.8	-268	-578	-53.7
Financial Expenses	-2,589	-2,449	5.7	-2,583	0.2	-10,140	-10,221	-0.8
Debt Charges	-1,556	-1,269	22.6	-1,437	8.3	-6,117	-6,464	-5.4
CDE obligation charges	-640	-593	7.9	-622	2.9	-2,484	-2,292	8.4
River basin revitalization charges	-87	-91	-4.3	-85	2.4	-340	-355	-4.4
Financial discount for early payment - ENBpar	0	0	0.0	0	0.0	0	0	0.0
Other financial expenses	-306	-496	-38.4	-440	-30.5	-1,199	-1,110	8.0
Net Financial Items	-1,312	-922	42.3	-1,020	28.6	-4,640	-4,864	-4.6
Monetary changes	-242	-313	-22.7	0	-64,571	-778	-1,796	-56.7
Exchange rate variations	-56	-25	126.6	25	-326.1	-29	170	-117.0
Change in fair value of hedged debt net of derivative	-274	-181	51.6	-729	-62.4	-1,566	-908	72.4
Monetary updates - CDE	-508	-217	133.8	-236	115.6	-1,605	-1,384	15.9
Monetary updates - river basins	-92	-89	3.1	-43	114.9	-288	-332	-13.2
Change in derivative financial instrument not linked to debt protection	-140	-98	43.7	-38	273.0	-374	-613	-39.1
Financial Results	-2,930	-2,527	16.0	-2,788	5.1	-11,628	-12,002	-3.1
Adjustments
Income from Discos + AIC	0	20	-100.0	0	0.0	0	-40	-100.0
Regularization of tax credits / Fines and Tax Assessment Notices	0	0	0.0	0	0.0	0	29	-100.0
Monetary restatement - Compulsory Loan	175	238	-26.5	214	-18.3	769	1,265	-39.2
Write-off of judicial deposits due to the conciliation project	0	0	0.0	100	-100.0	100	451	-77.7
Adjustment of the correction rate for judicial deposits	0	0	0.0	249	-100.0	249	0	0.0
PIS/COFINS (Interest on Equity - JCP)	0	146	-100.0	0	0.0	0	470	-100.0
Adjusted Financial Result	-2,755	-2,123	29.8	-2,225	23.8	-10,510	-9,827	6.9

(1) These obligations were established by Law 14,182/21 (Eletrobras Privatization) as a condition for obtaining new concession grants for electricity generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term. See Table 28 for more details.

Adjusted financial result was negative by R$ 2,755 million in 4Q24, compared to negative R$ 2,123 million in 4Q23. The main variations in this quarter were:

▪	Debt charges: expense increased from R$ 1,269 million in 4Q23 to R$ 1,556 million in 4Q24, primarily due to the R$226 million reversal of debenture issuance expenses in December 2023 and the variation in Selic/CDI rates between the compared periods. Additionally, the increase in the outstanding balance from new funding during the period, along with a higher mix of debts linked to IPCA in 2024, also contributed to this variation.

Earnings Release 4Q24	34

▪	Monetary update variation (Selic): reduction in expense to R$ 242 million in 4Q24 from R$ 313 million in 4Q23, impacted by the lower update of the compulsory loan litigation inventory, driven by a lower balance in December 2024. Eletrobras' compulsory loan update expense went down to R$ 175 million in 4Q24 from R$ 238 million in 4Q23, reflecting the inventory reduction to R$20.3 billion in December 2024 from R$21.3 billion in December 2023.
▪	Energy Sector Development Fund (CDE) obligation charges and monetary updates (IPCA financial expenses + charges on the outstanding balance of obligations with the CDE, with a charge of 7.6% per year):expenses totaled R$ 1,148 million in 4Q24, up R$ 338 million from 4Q23, mainly due to the IPCA monetary update applied between the periods. Charges amounted to R$ 593 million in 4Q23 and R$ 640 million in 4Q24, while monetary update was R$ 217 million in 4Q23 and R$ 508 million in 4Q24. These obligations were established by Law 14,182/21 (Privatization of Eletrobras) as a condition for obtaining new concession grants for electricity generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term.
▪	Charges for revitalization of river basins (charge of 5.67%), with a R$ 87 million expense in 4Q24, and monetary updates - river basins, with a R$ 92 million expense. These obligations were established by Law 14,182/21 (Privatization of Eletrobras) as a condition for obtaining new concession grants for electricity generation for an additional 30 years. The charges were calculated based on data published in CNPE Resolution 015/2021, considering (a) the present value of the obligation; (b) the future payment flow; and (c) the payment term.

Table 28 - CDE Charges and Projects - Law 14.182/2021 (R$ mm)

	4Q24
	Holding	Chesf	Eletronorte	Total
Debt charges - CDE obligations	-184	-268	-188	-640
Debt charges - Revitalization of river basins	-23	-35	-29	-87
Passive monetary restatement - CDE obligations	-146	-213	-150	-508
Passive monetary updating - Revitalization of river basins	-24	-37	-31	-92
Total CDE charges and Projects - Law 14.182/2021	-377	-552	-398	-1,327
▪	Change in fair value of hedged debt, net of derivatives: expense of R$ 274 million in 4Q24, higher than the expense of R$ 181 million in 4Q23. During 4Q24, the company contracted new derivatives, with the primary instrument being a cross-currency SWAP FLOAT-FLOAT using SOFR dollar curves x CDI to hedge the R$2.34 billion funding via SACE. This had a negative impact in the quarter, resulting in R$ -131 million on Chesf and R$ -125 million on Eletrobras. In addition, there was a positive effect of R$ 32 million linked to the variation in Bonds (2025/2030/2035).
▪	Variation in derivative financial instrument not linked to debt protection: expense of R$ 140 million in 4Q24, higher than the R$ 98 million expense recorded in 4Q23, reflecting updated variables in the modeling of a derivative embedded in the contract between Eletrobras and Albras, including the dollar, Selic rate, and aluminum prices on the London Metal Exchange (LME) for October and November 2024. This contract was terminated in December 2024.

Earnings Release 4Q24	35

▪	Other financial expenses: totaled R$ 306 million in 4Q24, compared to R$ 496 million in 4Q23. The variation is explained by one-time factors specific to 4Q23 and 4Q24. In 4Q23, key impacts included an IOF expense of R$ 212 million related to the assumption of SAESA's debt and an R$ 125 million expense for fees and updates linked to the correction of the Research and Development balance. In 4Q24, significant factors included R$ 106 million in PIS/COFINS taxes on Eletronorte's IOE and the sale of a stake in Isa Brasil Energia, R$34 million from the write-off of monetary adjustments on judicial deposits, R$ 33 million from the reclassification of surety insurance related to lawsuits, and R$ 26 million due to the termination of the healthcare plan adhesion agreement (Plano Fachesf-Saúde). Additionally, banking expenses with collateral decreased to R$ 7 million in 4Q24 from R$ 87 million in 4Q23.
▪	Other financial income: dropped by R$ 65 million, to R$ 46 million in 4Q24 from R$ 111 million in 4Q23, primarily due to the reclassification of the total balance of the “Interest on Debts of Subsidiaries, Affiliates, and Other” account to the Monetary Update group, which had a value of R$ 61 million in 4Q23.

Earnings Release 4Q24	36

8.5.        Current and Deferred Taxes

Adjusted income tax and social contributions amounted to -R$ 367 million in 4Q24, compared to +R$ 358 million in 4Q23.

It is worth highlighting the expenses related to the constitution or reversal of deferred tax adjusted in the 4Q24 result:

▪	Deferred tax on tax losses: net constitution of R$ 1,425 million in 4Q24, as a result of a constitution of R$ 1,594 million at the Holding, after studying the recoverability of negative tax bases and temporary differences (respectively, constitution of R$ 2,092 million and reversal of R$ 498 million), combined with the reversal of R$ 169 million at CGT Eletrosul, after analyzing the recoverability of deferred tax resulting from the sale of Candiota TPP;
▪	Deferred tax, recognized in 4Q24, on the regulatory remeasurement that was recognized at the Holding in 3Q24: an expense of R$ 758 million in 4Q24, referring to the regulatory remeasurement of the Holding's contractual assets carried out in 3Q24. Although the remeasurement was recognized in that period, the corresponding deferred tax expense was considered in 4Q24. At this point, the expense was reallocated to 3Q24, respecting its recurring nature in fiscal year 2024, consistent with the treatment given to the taxable event and the expenses of the other subsidiaries recognized in 3Q24
▪	Deferred tax on provision for onerous contract and impairment, considered non-recurring in 4Q24: an expense of R$ 252 million.

Table 29 - Income Tax and Social Contribution (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Current income tax and social contribution	5	-45	-111.2	-229	-102.2	-718	-513	40.1
Deferred income tax and social contribution	43	3310	-99	-957	-104.5	478	3,511	-86.4
Income tax and social contribution total	48	3,265	-98.5	-1,186	-104.0	-240	2,998	-108.0
Adjustments
Constitution/Reversal of Deferred Tax on Tax Loss ¹	-1,425	0	0	0	0	-2,207	0	0
Deferred Tax Adjustment on Regulatory Remeasurement ²	758	0	0	-758	-200	0	0	0
IOE - Interest on Equity ³	0	-453	-100	0	0	0	-1,643	-100
Deferred Tax on Provisions: onerous contracts and impairment	252	0	0	0	0	252	0	0
Negative tax base constitution - SAESA	0	-2,454	-100	0	0	0	-2,454	-100
Adjusted income tax and social contribution	-367	358	-202.6	-1,944	-81.1	-2,195	-1,099	99.8

¹ Holding and CGT Eletrosul

² Deferred Income Tax recognized in 4Q24 on the Regulatory Remeasurement of transmission contracts in the Holding following the Furnas merger.

³ PIS/Cofins taxes related to IOC issued by Furnas and Eletronorte are recorded in the Financial Result.

Earnings Release 4Q24	37

9.             OPERATING PERFORMANCE

9.1.        Generation Segment

Generation Assets

In 4Q24, we had 87 plants, including 47 hydroelectric, 7 thermal, 32 wind and 1 solar, considering corporate ventures, shared ownership and stakes via SPEs. Compared to 3Q24, the increase of one asset was due to the commercial operation of the Coxilha Negra 3 wind farm under CGT Eletrosul

The installed capacity of the portfolio reached 44,245.72 MW in 4Q24, with 97% generated from clean sources with low greenhouse gas emissions, representing 21% of Brazil's total installed capacity.

Table 30 - Generation Assets

Source	Installed Capacity (MW)	Assured Capacity (avgMW)	Accumulated Generated Energy (GWh)
Hydro (47 plants)	42,293.49	20,629.79	137,450.96
Thermal (7 plants)	1,270.23	1,058.60	4,323.05
Wind Power (32 plants)	681.07	226.39	1,712.29
Solar (1 plants)	0.93	0.00	0.93
Total (87 plants)	44,245.72	21,914.77	143,487.24

In 4Q24,the total energy generation by Eletrobras decreased by 5% compared to 4Q23.

Chart 4 - Eletrobras - Net Energy Generation (GWh)

Earnings Release 4Q24	38

System Data - Installed Capacity and Generation

In 4Q24, Brazil's installed capacity was 208,407.01 MW.

Chart 5 - Brazil’s Installed capacity - by source

Source: Sistema de Informações de Geração da ANEEL – SIGA

Chart 6 - Generated Energy SIN - National Interconnected System (GWh)

Source: Operating Results 01/01 a 12/31/2024 from the National Operator of the Electric System (ONS)

Earnings Release 4Q24	39

System Data - Energy Market

Table 31 - PLD

		4Q24	4Q23	∆%	3Q24	∆%
Market	GSF (%)	79.91	83.79	-4.6	79.10	1.0
	PLD SE (R$/MWh)	217.59	77.70	180.0	169.67	28.2
	PLD S (R$/MWh)	217.58	77.70	180.0	169.72	28.2
	PLD NE (R$/MWh)	206.71	77.70	166.0	142.72	44.8
	PLD N (R$/MWh)	218.23	77.70	180.8	172.55	26.5

Chart 7 - GSF (%)

Chart 8 - Historical Average of Affluent Natural Energy (ENA) - SIN (%)

2024 experienced low hydroelectric generation, except in April and May, primarily due to rainfall in the southern region of the country. In November and December, ENA rebounded, reaching values close to 100% of the Long-Term Average (LTA) for each month.

Earnings Release 4Q24	40

Chart 9 - Energy Stored in Reservoirs - SIN (%)

During 4Q24, the indicator increased, closing the quarter at 48%, slightly above the midpoint of the range based on historical data from 2020 to 2024.

9.2.        Transmission Segment

The company ended 4Q24 with 74.0 thousand km of lines, of which 67.2 thousand km were owned lines and 6.8 thousand km in partnership, as well as 406 substations, considering 293 owned and 113 third-party.

Table 32 - Transmission Lines (Km)[11]

Company	Own(1)	In Partnership (2)	Total
Chesf	22,055	1,831	23,886
Eletronorte	10,982	1,073	12,055
CGT Eletrosul	12,072	5	12,076
Furnas	22,095	3,902	25,996
Total	67,203	6,810	74,013

(1) Includes TMT (100%) and VSB (90%).

(2) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the venture.

[11] For more information on the Composition of Eletrobras Holding, see Appendix 3.

Earnings Release 4Q24	41

9.3.        ESG

Table 33 - ESG KPIs 4Q24

Pillar	KPI	4Q24	4Q23	YoY
Prosperity	Investment in Technology and Innovation	R$ 561 million	R$ 534 million	5%
	YTD (R$ mm)
Planet	Accumulated GHG Emissions for the year	4,456,065	5,665,409	-21%
	(Scopes 1, 2 and 3) (tCO2e)
People	Accident Frequency Rate - own Employees (with time off)	0.75	2.15	-65%
	Women in the Workforce (%)	20%	18%	2.0 p.p.
	Leadership positions held by women (%)	26%	23%	3.0 p.p.
Governance	Complaints answered on time (%)	100%	98%	2.3 p.p.

The values presented are preliminary and not assured, and may be adjusted according to the data collection, verification and updating processes.

1The reduction in emissions is primarily due to the removal of coal-fired thermoelectric generation from the Company’s energy matrix.

Earnings Release 4Q24	42

10.         APPENDIX

10.1.   Appendix 1 - Accounting Statements

Table 33 - Balance Sheet (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
CURRENT ASSETS
Cash and cash equivalents	16,387,945	5,698,457	26,572,522	13,046,371
Restricted cash	449,865	250,060	508,734	572,869
Securities	6,421,621	2,477,747	8,951,838	5,920,171
Clients	1,686,293	0	5,911,477	5,210,482
Transmission contract assets	4,634,940	0	10,539,570	11,159,426
Financing, loans and debentures	971,555	1,099,798	475,459	367,741
Remuneration for equity holdings	2,286,078	2,358,819	721,683	871,558
Taxes and Contributions	1,734,020	1,448,286	2,831,414	4,207,227
Income tax and social contribution	0	0	0	0
Right to compensation	865,299	940,268	893,254	980,206
Warehouse	50,576	204	441,471	426,690
Derivative financial instruments	500,998	0	692,660	373,606
Others	729,718	414,679	1,408,919	1,698,824
	36,718,908	14,688,318	59,949,001	44,835,171

Assets held for sale	1,353,723	221,972	4,502,102	3,187,141
	38,072,631	14,910,290	64,451,103	48,022,312

NON-CURRENT ASSETS
LONG-TERM ASSETS
Restricted cash	1,430,650	0	3,170,749	2,200,078
Right to compensation	692,126	1,332,167	720,081	1,385,479
Financing, loans and debentures	1,894,322	6,852,841	163,140	260,409
Clients	171,017	0	602,411	649,446
Securities	421,933	432,355	433,341	432,724
Taxes and Contributions	2,356,369	804,582	2,715,445	1,153,616
Deferred income tax and social contribution	0	0	5,673,011	6,725,087
Bonds and linked deposits	3,693,298	3,337,816	5,190,344	6,246,082
Transmission contractual assets	21,223,812	0	56,848,086	50,052,912
Derivative financial instruments	1,269,677	0	1,544,095	0
	181,049	0	0	0
Others	2,000,734	1,495,993	1,645,570	1,053,164
	35,334,987	14,255,754	78,706,273	70,158,997

INVESTMENTS
Equity Accounted	112,300,525	141,814,345	30,727,405	32,100,302
Held at fair value	839,546	1,046,762	861,234	1,072,093
Held at fair value	19,387	0	97,987	32,288
	113,159,458	142,861,107	31,686,626	33,204,683

FIXED ASSETS	6,137,175	201,942	36,854,056	35,805,421

INTANGIBLE	20,779,526	129,890	78,173,273	79,866,241

	175,411,146	157,448,693	225,420,228	219,035,342

TOTAL ASSETS	213,483,777	172,358,983	289,871,330	267,057,654

Earnings Release 4Q24	43

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
CURRENT LIABILITIES
Loans, financing and debentures	8,329,966	7,342,448	12,809,872	10,890,873
Compulsory loans - Agreements	1,105,534	896,746	1,105,534	896,746
Compulsory loans	1,326,925	1,257,291	1,326,925	1,257,291
Suppliers	1,145,660	155,989	2,756,329	2,963,867
Taxes and Contributions	378,569	241,541	1,146,169	1,022,562
Income tax and social contribution	0	0	0	0
Onerous contracts	0	0	62,711	120,660
Shareholder remuneration	2,486,778	1,110,416	2,490,668	1,154,836
Personnel obligations	483,779	213,767	1,065,114	1,634,933
Reimbursement Obligations	0	0	55,517	0
Post-employment benefits	993	0	289,840	292,990
Provision for litigation	1,719,453	1,993,061	1,791,088	2,290,873
Sector charges	105,352	0	820,067	765,619
Obligations under Law 14,182/2021	814,819	0	2,916,199	2,161,176
	492,276	439,974	492,276	439,974
Leasing	8,429	10,959	26,861	44,020
Derivative financial instruments	824,125	0	1,175,652	0
Others	458,746	89,312	1,105,095	948,907
	19,681,404	13,751,504	31,435,915	26,885,327

Liabilities associated with assets held for sale	0	0	194,454	274,464
	19,681,404	13,751,504	31,630,369	27,159,791

NON-CURRENT LIABILITIES
Loans, financing and debentures	40,926,187	27,474,928	62,810,702	48,569,496
Suppliers	0	0	7,959	0
Provision for litigation	15,658,437	15,598,552	21,583,395	24,250,819
Post-employment benefits	418,586	859,753	3,416,381	5,293,808
Obligations under Law 14,182/2021	11,111,765	0	39,105,924	37,358,230
	439,974	879,947	439,974	879,947
Onerous contracts	0	0	621,725	950,468
Reimbursement Obligations	0	0	15,286	0
Leasing	79,994	24,972	155,722	172,727
Concessions payable - Use of public assets	38,175	0	543,867	566,172
Advances for future capital increases	108,938	98,252	108,938	98,252
Derivative financial instruments	2,283	645,302	2,283	657,514
Sector charges	744,833	0	942,348	432,341
Taxes and Contributions	103,682	0	372,488	574,781
Deferred income tax and social contribution	1,566,835	440,834	4,287,021	5,721,830
Others	739,459	251,567	1,827,171	1,906,834
	71,939,148	46,274,107	136,241,184	127,433,219

SHAREHOLDERS' EQUITY
Share capital	70,099,826	70,099,826	70,099,826	70,099,826
Share issue costs	-108,186	-108,186	-108,186	-108,186
Capital Reserves and Granted Equity Instruments	13,910,768	13,889,339	13,910,768	13,889,339
Treasury shares	-2,223,011	-2,114,256	-2,223,011	-2,114,256
Profit reserves	43,905,041	37,536,595	43,905,041	37,536,595
Proposed additional dividend	1,535,196	216,114	1,535,196	216,114
Accumulated profit	0	0	0	0
Accumulated other comprehensive income	-5,256,409	-7,186,060	-5,256,409	-7,186,060
Amounts recognized in other comprehensive income classified as held for sale	0	0	0	0
Controlling shareholders	121,863,225	112,333,372	121,863,225	112,333,372

Non-controlling shareholders	0	0	136,551	131,272

TOTAL SHAREHOLDERS' EQUITY	121,863,225	112,333,372	121,999,776	112,464,644

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	213,483,777	172,358,983	289,871,330	267,057,654

Earnings Release 4Q24	44

Table 34 - Income Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
CONTINUING OPERATIONS

Net operating revenue	6,328,755	109,424	40,181,552	37,158,908

Operating costs	-4,583,697	-99	-22,143,030	-18,673,499

GROSS PROFIT	1,745,058	109,325	18,038,522	18,485,409

Operating expenses	-1,822,037	-912,679	-4,559,135	-7,456,137

Regulatory Remeasurements - Transmission Contracts	2,229,490	0	6,129,771	-12,144

OPERATING RESULT BEFORE FINANCIAL RESULT	2,152,511	-803,354	19,609,158	11,017,128

FINANCIAL RESULT	-4,386,422	-3,507,163	-11,628,120	-12,002,121

Income from interest, fines, commissions and fees	832,164	832,301	138,666	153,458
Income from financial investments	1,438,836	911,903	2,937,517	2,862,488
Late payment surcharge on electricity	2,532	1,139	119,500	165,978
Other financial income	151,194	421,533	223,898	479,159
(–) Taxes on financial income	-152,820	-472,511	-267,782	-578,163
Financial Income	2,271,906	1,694,365	3,151,799	3,082,920

Debt charges	-3,342,854	-2,323,089	-6,117,463	-6,463,585
CDE obligation charges	-362,827	0	-2,484,198	-2,292,321
River basin revitalization charges	-45,170	0	-339,854	-355,430
Other financial expenses	-903,474	-474,439	-1,198,578	-1,109,907
Financial expenses	-4,654,325	-2,797,528	-10,140,093	-10,221,243

Monetary updates – CDE	-213,976	0	-1,604,680	-1,384,392
Monetary updates – river basins	-35,306	0	-288,081	-331,760
Monetary reliefs	-662,794	-1,639,859	-778,157	-1,795,913
Exchange rate variations	28,022	104,065	-28,821	169,904
Change in fair value of hedged debt net of derivative	-1,119,949	-868,206	-1,566,482	-908,381
Change in derivative financial instrument not linked to debt protection	0	0	-373,605	-613,256
Financial items, net	-2,004,003	-2,404,000	-4,639,826	-4,863,798

	-4,386,422	-3,507,163	-11,628,120	-12,002,121
	TRUE	TRUE	TRUE	TRUE
PROFIT BEFORE EQUITY HOLDINGS	-2,233,911	-4,310,517	7,981,038	-984,993

Equity income	10,762,871	9,172,949	2,503,205	2,062,090

Other income and expenses	138,690	18,748	136,540	651,280

OPERATING PROFIT BEFORE TAX	8,667,650	4,881,180	10,620,783	1,728,377

Current income tax and social contribution	0	608	-717,909	-512,503
Deferred income tax and social contribution	1,710,472	0	477,879	3,511,001

NET INCOME FOR CONTINUING OPERATIONS	10,378,122	4,881,788	10,380,754	4,726,875

Portion attributable to controlling	10,378,122	4,881,788	10,378,122	4,881,788
Portion attributable to non-controlling	0	0	2,632	-154,913

NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	-332,014	0	-332,014
Portion attributable to controlling	0	-332,014	0	-332,014
Portion attributable to non-controlling	0	0	0	0

NET INCOME FOR THE YEAR	10,378,122	4,549,774	10,380,753	4,394,861

Portion attributable to controlling	10,378,122	4,549,774	10,378,122	4,549,774
Portion attributable to non-controlling	0	0	2,632	-154,913

EARNINGS PER SHARE

Earnings per share - basic (ON)	4.56	2.12	4.56	2.12
Earnings per share - basic (PN)	5.02	2.34	5.02	2.34
Earnings per share - diluted (ON)	4.50	2.10	4.50	2.10
Earnings per share - diluted (PN)	4.95	2.31	4.95	2.31

Earnings Release 4Q24	45

Table 35 - Cash Flow Statement (R$ Thousand)

	P A R E N T C O M P A N Y		C O N S O L I D A T E D
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
OPERATING ACTIVITIES

Profit for the year before income tax and social contribution	8,667,650	4,549,166	10,620,784	1,396,363

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	365,691	37,213	3,987,775	3,621,342
Net exchange and monetary variations	884,054	1,535,795	2,699,739	3,342,161
Financial charges	1,479,851	578,885	5,865,332	6,095,390
Equity income	-10,762,871	-9,172,949	-2,503,207	-2,062,090
Other income and expenses	-138,690	-18,748	-136,540	-651,280
Transmission revenues	-3,927,138	0	-19,292,579	-17,432,037
Construction cost - transmission	1,145,373	0	4,286,914	3,291,132
Regulatory Remeasurements - Transmission Contracts	-2,229,490	0	-6,129,771	12,144
Operating provisions (reversals)	-15,097	-1,148,011	-180,019	2,481,054
Write-offs of PP&E and Intangible Assets	95,193	0	157,248	632,441
Result of hedged debt and derivatives	1,119,949	868,206	1,940,087	1,521,637
Other	1,356,943	559,889	1,557,887	637,869
	-10,626,232	-6,759,720	-7,747,134	1,489,763

(Additions)/decreases in operating assets
Clients	-91,676	1,340	1,111,674	-927,096
Right to compensation	715,010	459,642	752,350	473,496
Others	-656,660	-53,392	673,834	109,683
	-33,326	407,590	2,537,858	-343,917
Additions/(decreases) in operating liabilities
Suppliers	575,010	-821,070	-614,240	-526,425
Advances	0	-3,243	0	-162,275
Personnel obligations	63,932	47,430	-775,899	-813,498
Sector charges	651,238	0	365,508	-280,680
Others	423,719	-151,856	-605,675	217,985
	1,713,899	-928,739	-1,630,306	-1,564,893

Payment of financial charges	-4,113,742	-2,430,785	-6,650,869	-5,512,449
Receipt of RAP revenue	3,531,148	0	19,248,186	18,287,910
Receipt of Financial Charges from Subsidiaries	784,913	869,712	0	0
Receipt of remuneration from investments in equity holdings	4,412,838	6,792,347	1,506,336	1,329,703
Payment of litigation	-2,932,649	-1,351,125	-3,776,063	-2,672,962
Bonds and linked deposits	164,738	-231,059	195,871	-733,354
Payment of income tax and social contribution	-73,214	-164,735	-1,488,382	-2,930,778
Supplementary pension payments	-49,120	-14,909	-430,698	-510,048

Net cash provided by operating activities of discontinued operations	0	0	0	0

Net cash provided by (used in) operating activities	1,446,903	737,743	12,385,583	8,235,338

Earnings Release 4Q24	46

FINANCING ACTIVITIES
Loans and financing obtained and debentures obtained	17,246,220	7,000,000	29,965,839	11,821,045
Payment of loans and financing and debentures - principal	-12,412,729	-8,235,969	-16,009,832	-13,763,329
Payment of remuneration to shareholders	-1,296,222	-864,192	-1,307,858	-864,192
Payment to dissenting shareholders - incorporation of shares	0	-212	0	-226,057
Share buybacks	-115,099	-1,967,218	-115,099	-1,967,218
Payment of CDE obligations and revitalization of basins - principal	0	0	-1,974,965	-1,433,816
Lease payments - principal	-31,101	-7,916	-757,196	-765,525
Restricted Cash	0	0	0	0
Others	0	0	0	443,961

Net cash (used in) financing activities	3,391,069	-4,075,507	9,800,889	-6,755,131

INVESTMENT ACTIVITIES

Grant of advance for future capital increase	0	0	0	0
Receipt of loans and financing	5,128,284	2,014,687	12,675	982,425
Receipt of financial charges	57,665	172,457	57,665	172,457
Acquisition of fixed assets	-461,441	-6,776	-3,099,474	-3,862,770
Acquisition of intangible assets	-230,905	-62,044	-425,891	-258,371
Restricted cash	129,707	0	-691,526	0
Financial (withdrawals)/contributions (securities)	-1,162,785	442,060	-3,064,434	3,143,232
Receipt of charges (securities)	245,654	692,097	529,802	4,066,478
Debentures Acquisition	0	-450,000	0	-450,000
Transmission infrastructure - contractual asset	-1,145,373	0	-4,286,914	-3,269,358
Capital acquisition/contribution of equity holdings	-176,643	-2,108	-176,643	-1,439,478
Disposal of equity holdings	2,449,160	355,941	2,449,160	907,004
Net cash in the incorporation of subsidiaries	1,018,193	0	0	0
Net cash in the acquisition of control of investees	0	0	0	0
Others	0	0	35,259	-116,617

Net cash provided by investment activities of discontinued operations	0	952,036	0	952,036

Net cash provided by (used in) investing activities	5,851,516	4,108,350	-8,660,321	827,038

Increase (decrease) in cash and cash equivalents	10,689,488	770,586	13,526,151	2,307,245

Cash and cash equivalents at the beginning of the period	5,698,457	4,927,871	13,046,371	10,739,126
Cash and cash equivalents at the end of the period	16,387,945	5,698,457	26,572,522	13,046,371
	10,689,488	770,586	13,526,151	2,307,245

Earnings Release 4Q24	47

10.2.   Appendix 2 - Statement on Thermal Power Plants Sale

On June 10, 2024, Eletrobras signed an agreement with Âmbar Energia/J&F Group to sell its thermoelectric portfolio for R$4.7 billion, including R$1.2 billion in earn-out. J&F also immediately and fully assumed the credit risk of the energy contracts in this portfolio. Most of the transaction’s conditions precedent have already been met, while the remaining conditions are pending completion for closing.

On June 12, 2024, Provisional Measure No. 1,232 was published, introducing changes to the rules for isolated systems. The measure allows for a corporate transfer plan to be approved as an alternative to concession termination, provided that ANEEL recognizes the loss of service conditions. It also modifies the rules for energy purchase and sale contracts (CCVEEs) reimbursable by the Fuel Consumption Account (CCC).

As a result, Eletronorte entered into Reserve Energy Contracts (CERs) with the Electric Energy Commercialization Chamber (CCEE), linked to specific Company power plants[12]. In addition, the terminations of CCVEEs for these plants, along with the Term of Withdrawal and Waiver of Rights against the Union regarding energy purchases, were signed with Amazonas Distribuidora de Energia S/A before exchanging contracts for CERs.

The documents were approved sub judice in accordance with ANEEL Ordinance No. 3,025, dated October 7, 2024. Eletrobras is already receiving the new CER-related payments directly from CCEE, including retroactive amounts up to June 13, 2024, the date on which the energy supply provided for in the CERs began.

10.3.   Appendix 3 - Statement on the Incorporation of Furnas

In the tables detailing the main operating subsidiaries of the Eletrobras Group, the comments on results for “Eletrobras Holding” as of 3Q24 take into account:

a)	Furnas’ newly incorporated assets;
b)	The generation entities: Baguari Energia, Retiro Baixo Energética, Brasil Ventos, and Madeira Energia (MESA); and
c)	The transmission entities: Triângulo Mineiro Transmissora, Vale do São Bartolomeu Transmissora, and Nova Era Janapú.

These seven entities were previously consolidated under Furnas.

For simplicity in comparisons between 4Q24 and 4Q23, the sum of Eletrobras Holding and consolidated Furnas, including the seven SPEs, was considered for 4Q23. This approach was adopted as the eliminations have an immaterial impact on both the operating result (revenue and EBITDA) and the financial result.

[12] Aparecida, Jaraqui, Tambaqui, Cristiano Rocha, Manauara and Ponta Negra.

Earnings Release 4Q24	48

10.4.   Appendix 4 - EBITDA IFRS

Table 37 - Adjusted IFRS EBITDA (R$ Thousand)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Results for the year	1,112	893	24.5	7,195	-84.5	10,381	4,395	136.2
Results for the year, discontinued operations	0	0	0.0	0	0.0	0	332	-100.0
Results for the year, continued operations	1,112	893	24.5	7,195	-84.5	10,381	4,727	119.6
+ Provision for Income Tax and Social Contribution	-48	-3,265	-98.5	1,186	-104.0	240	-2,998	-108.0
+ Financial Result	2,930	2,527	16.0	2,788	5.1	11,628	12,002	-3.1
+ Amortization and Depreciation	1,033	899	14.9	990	4.3	3,988	3,621	10.1
EBITDA	5,027	1,055	376.7	12,159	-58.7	26,237	17,352	51.2
Revenue Adjustments	0	0	0.0	0	0.0	0	-12	-100.0
Cost and Expense Adjustments	292	-485	-160.3	313	-6.6	809	863	-6.3
Adjustments Provisions	-552	3,027	-118.2	-480	15.1	-1,421	1,711	-183.0
Adjustments Other Income and Expenses	-95	209	-145.6	-28	237.2	-137	-651	-79.0
Adjusted EBITDA	4,672	3,805	22.8	11,964	-60.9	25,488	19,262	32.3

10.5.   Appendix 5 - Transmission Regulatory Revenue - Adjustment Portion (PA)

The Adjustment Portion (PA) of the current tariff cycle is a regulatory mechanism, as outlined in the contract, designed to compensate for revenue deficits or surpluses from the previous tariff cycle. In other words, it adjusts the difference between the amounts received and those allowed in the prior cycle, which is then offset in 12 equal monthly installments during the current cycle. The AP can be positive or negative, depending on each agent’s balance.

The table below presents the PA breakdown defined by ANEEL for the 2024/2025 cycle, as established in Homologatory Resolution 3,348/2024, within the scope of the Annual RAP Readjustment for the 2024/2025 cycle. Additionally, for the upcoming tariff cycles (2025/2026 to 2027/2028), the PA Reviews established by ANEEL under the RAP periodic review processes for renewed and tendered concession contracts—approved by ANEEL up to the 2024/2025 cycle—are also included.

Earnings Release 4Q24	49

Table 38 - Adjustment Portion (PA) - Homologatory Resolution 3,348/2024 (R$ mm)

Concession Contracts Extended by Law 12,783/2012 As of Jun/24	PA Cycle 24/25	PA Cycle 25/26	PA Cycle 26/27	PA Cycle 27/28	TOTAL
PA Periodic Review of RAP - 2023 (I) (1)	-811	480	480	480	628
PA Postponement RTP (Periodic Tariff Review) (2)	-1,316				-1,316
RBSE - Economic Component	-1,655				-1,655
RBSE - O&M - Ordinance 579/2012	18				18
Reinforcements and Improvements with Previous RAP	-176				-176
Reinforcements and Improvements without Previous RAP (3)	496				496
PA Retroactive of the revised revenue for Reinforcements and Improvements (4)	349	349	349	349	1,395
Reinforcements and Improvements with Previous RAP	50	50	50	50	201
Reinforcements and Improvements without Previous RAP	299	299	299	299	1,194
PA Other Adjustments - RTP 2023 (5)	26				26
PA Annual Improvements (6)	131	131	131	131	524
PA Annual Readjustment of RAP cycle 2024/2025 (II)	-627	0	0	0	-627
PA Measurement (7)	-623				-623
PA Authorizations for Small-Scale Reinforcements without RAP (8)	5				5
PA Other Adjustments	-9				-9
TOTAL PA - Concession Contracts Extended (I + II)	-1,438	480	480	480	1

Concession Contracts Tendered
PA Periodic Tariff Review of RAP (III) (9)	19	15	10	6	49
PA Annual Readjustment of RAP cycle 2024/2025 (IV)	-110	0	0	0	-110
PA Measurement (7)	-112				-112
PA Authorizations for Small Reinforcements without RAP (8)	2				2
PA Other Adjustments	0				0
PA TOTAL - Concession Contracts Tendered (III + IV)	-91	15	10	6	-61

(1) Adjustment Portion established in Homologatory Resolution No. 3,344/2024, defining the RAP Periodic Review results for Concession Contracts 057/2001, 058/2001, 061/2001, and 062/2001, extended under Law 12,783/2013, following Public Consultation (CP) ANEEL 12/2024.

(2) PA Postponement: Financial differences from postponing the RAP Periodic Review for extended concession contracts from 07/01/2023 to 07/01/2024, per Order No. 402/2023. PA to be offset in a single installment.

(3) Includes annuities (financial advances) for the execution of small-scale improvements related to the 2023-2024 cycle.

(4) PA Retroactive: Retroactive RAP additional installments for reinforcements and improvements undergoing their first Periodic Review (incremental basis), covering the period from commercial operation start until June 30, 2023, as per Submodule 9.7 of PRORET. Already adjusted for annuities related to the advance of part of the revenue associated with executing small-scale improvements that initially had no prior revenue. To be offset in equal installments until the subsequent review in July 2028.

(5) PA Other Adjustments - RTP 2023: Adjustments based on Technical Notes No. 58/2024 and No. 103/2024-STR/ANEEL, supporting CP 12/2024. To be offset in a single installment.

(6) PA Annual Improvements: Annual financial contribution for the execution of small-scale improvements to be considered from the 2024-2025 cycle up to the 2027-2028 cycle

(7) PA Calculation: Offsets differences arising from revenue deficits or surpluses in the ONS accounting process.

(8) PA Authorizations for Small-Scale Reinforcements without RAP: Covers the RAP portion from the commercial operation start date (per ONS Release Term) until June 30 of year i (June of cycle i-1), for cases where small-scale reinforcements were authorized with RAP established within the Annual RAP Adjustment.

(9) Considers only the PA Review approved by ANEEL for Tendered concession contracts reviewed until 2024.

Earnings Release 4Q24	50

10.6.   Appendix 6 - IFRS Generation Revenue

The following table presents the breakdown of the IFRS Generation Revenue, aligned with the accounting statements. The power supply for distribution companies is revenue derived from customers who are not end consumers, such as distributors, traders, and generators, covering contracts in both the ACR and ACL, while the power supply for end consumer is revenue that comes directly from end consumers, including industries and commercial entities, and consists exclusively of contracts in the Free Contracting Environment (ACL).

Table 39 - Gross Revenue 4Q24 (R$ mm)

	4Q24
	Eletrobras Holding	Chesf	Eletronorte	CGT Eletrosul	Total	Elimination	Consolidated IFRS
Power supply for distribution companies	2,933	163	2,012	258	5,367	-187	5,180
Power supply for end consumers	204	79	395	15	693	0	693
CCEE	156	351	847	15	1,368	0	1,368
O&M revenue	259	480	6	0	745	0	745
Generation Revenues	3,552	1,073	3,260	288	8,173	-187	7,986
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	3,552	1,073	3,260	288	8,173	-187	7,986

Table 40 - Gross Revenue 4Q23 (R$ mm)

	4Q23
	Eletrobras + Furnas and Others	Chesf	Eletronorte	CGT Eletrosul	Total	Elimination	Consolidated IFRS
Power supply for distribution companies	2,271	155	2,102	400	4,929	-69	4,860
Power supply for end consumers	340	225	369	0	934	0	934
CCEE	113	92	172	11	387	0	387
O&M revenue	355	677	8	0	1,040	0	1,040
Generation Revenues	3,079	1,149	2,652	411	7,291	-69	7,221
Non-recurring items - Adjustments	0	0	0	0	0	0	0
Adjusted Generation Revenue	3,079	1,149	2,652	411	7,291	-69	7,221

Earnings Release 4Q24	51

10.7.   Appendix 7 - IFRS Transmission Revenue

Transmission revenue was R$ 5,773 million in 4Q24, up 27% from 4Q23, recording increases of R$ 539 million in Construction revenue, R$ 537 million in Contractual revenue and R$ 139 million in O&M revenue. O&M revenue relates to the operation and maintenance of assets in operation. Construction revenue corresponds to investments made (appropriated and allocated) in ongoing projects. Contractual (financial) revenue is derived from the application of inflation indexes to the contract asset balances of each concession.

Table 41 - Transmission Operating Revenue (R$ mm)

	4Q24	4Q23%		3Q24%		12M24	12M23%
Transmission Revenues	5,773	4,558	27	4,566	26	19,293	17,432	11
Revenue from Operation & Maintenance	1,863	1,723	8	1,906	-2	7,725	7,335	5
Construction Revenue	1,811	1,272	42	1,044	73	4,162	2,961	41
Contractual Revenue - Transmission	2,099	1,562	34	1,616	30	7,405	7,136	4
Non-recurring items - Adjustments	0	0	0	0	0	0	0	0
Adjusted Transmission Operating Revenue	5,773	4,558	27	4,566	26	19,293	17,432	11

10.8.   Appendix 8 - Financing and Loans Granted (Receivables)

Chart 10 - Receivables (R$ billion)

Does not include ECL of R$ 3,989 million and current charges.

Earnings Release 4Q24	52

10.9.   Appendix 9 - IFRS vs. Regulatory Reconciliation

Table 40 - Reconciliation IFRS vs. Regulatory (R$ Thousand)

	CVM Result IFRS	Regulatory Result	Differences	CVM Result IFRS	Regulatory Result	Differences
	12/31/2024	12/31/2024		12/31/2023	12/31/2023
OPERATING REVENUES
Generation
Power supply for distribution companies	18,811,949	19,410,072	-598,123	17,030,455	17,030,455	0
Power supply for end consumers	2,941,312	2,941,312	0	3,853,830	3,853,830	0
CCEE revenue (short term market)	3,278,465	3,278,465	0	1,680,285	1,680,285	0
Operation and maintenance (O&M) revenue	3,063,896	3,063,896	0	4,052,072	4,052,072	0
Revenue from construction of Power Plants	0	0	0	0	0	0
Rate of return updates - Generation	0	0	0	0	0	0
Itaipu transfer	0	0	0	0	0	0

Transmission

Operation and maintenance revenue - Renewed Lines	0	0	0	0	0	0
Operation and maintenance revenue	7,725,358	7,725,358	0	7,335,165	7,335,165	0
Financial - Return on Investment - RBSE	0	0	0	0	0	0
Construction revenue	4,161,735	0	4,161,735	2,960,792	0	2,960,792
Contract revenue – Transmission	7,405,486	0	7,405,486	7,136,080	0	7,136,080
Transmission System Availability (Rap)	0	11,524,659	-11,524,659	0	10,914,552	-10,914,552

Other income	337,166	335,343	1,823	426,427	426,427	0

Deductions

(-) Sector charges	-2,484,234	-2,484,234	0	-2,348,976	-2,348,976	0
(-) ICMS	-761,342	-761,342	0	-1,053,742	-1,053,742	0
(-) PASEP e COFINS	-4,295,000	-4,295,000	0	-3,906,818	-3,906,818	0
(-) Other Deductions	-3,239	-3,239	0	-6,662	-6,662	0

Net Operating Revenue	40,181,552	40,735,290	-553,738	37,158,908	37,976,588	-817,680

OPERATING COSTS

Personnel, Material and Services	-2,879,221	-2,878,195	-1,026	-3,356,356	-3,356,356	0
Energy purchased for resale	-5,068,123	-5,770,265	702,142	-3,028,226	-3,745,460	717,234
Charges for use of the electricity grid	-3,954,730	-3,954,730	0	-3,482,126	-3,488,981	6,855
Fuel for electricity production	-1,991,855	-1,991,855	0	-2,042,867	-2,042,867	0
Construction	-4,286,914	0	-4,286,914	-3,291,132	0	-3,291,132
Depreciation	-1,770,624	-3,211,221	1,440,597	-1,776,909	-3,724,920	1,948,011
Amortization	-1,946,844	-1,961,457	14,613	-1,610,698	-1,615,868	5,170
Operating provisions/reversals	0	0	0	0	0	0
Other costs	-244,719	-244,719	0	-85,185	-92,810	7,625
Operating costs	-22,143,030	-20,012,442	-2,130,588	-18,673,499	-18,067,262	-606,237

GROSS PROFIT	18,038,522	20,722,848	-2,684,326	18,485,409	19,909,326	-1,423,917

OPERATING EXPENSES

Earnings Release 4Q24	53

	CVM Result IFRS	Regulatory Result	Differences	CVM Result IFRS	Regulatory Result	Differences
	12/31/2024	12/31/2024		12/31/2023	12/31/2023

Personnel, Material and Services	-3,332,559	-3,397,251	64,692	-3,496,049	-3,496,050	1
Voluntary Dismissal Program	-226,815	-226,815	0	-544,609	-544,609	0
Remuneration and compensation	0	0	0	0	0	0
Depreciation	-189,801	-557,024	367,223	-204,932	-199,159	-5,773
Amortization	-80,506	-308,793	228,287	-28,803	-28,803	0
Donations and contributions	-145,085	-145,085	0	-111,101	-111,101	0
Operating provisions/reversals	180,019	695,418	-515,399	-2,481,054	-2,456,664	-24,390
Other expenses	-764,388	-773,919	9,531	-589,589	-573,516	-16,073
OPERATING EXPENSES	-4,559,135	-4,713,469	154,334	-7,456,137	-7,409,902	-46,235

Regulatory Remeasurements - Transmission Contracts	0	0	0	0	0	0

OPERATING RESULT BEFORE FINANCIAL RESULT	13,479,387	16,009,379	-2,529,992	11,029,272	12,499,424	-1,470,152

FINANCIAL RESULT	-11,628,121	-12,318,591	690,470	-12,002,121	-11,583,590	-418,531

PROFIT BEFORE EQUITY HOLDINGS	1,851,266	3,690,788	-1,839,522	-972,849	915,834	-1,888,683

Equity income	2,503,207	2,050,730	452,477	2,062,090	1,565,475	496,615

Other income and expenses	136,540	136,540	0	651,280	823,864	-172,584

OPERATING PROFIT BEFORE TAX	4,491,013	5,878,058	-1,387,045	1,740,521	3,305,174	-1,564,653

Current income tax and social contribution	-717,909	-717,909	0	-512,503	-512,504	1
Deferred income tax and social contribution	477,879	1,881,521	-1,403,642	3,511,001	3,337,515	173,486

NET INCOME FOR CONTINUING OPERATIONS	4,250,983	7,041,670	-2,790,687	4,739,019	6,130,185	-1,391,166
			0			0
Portion attributable to controlling	10,378,122	7,040,475	3,337,647	4,881,788	6,285,044	-1,403,256
Portion attributable to controlling	2,632	1,195	1,437	-154,913	-154,859	-54

NET INCOME (LOSS) FOR DISCONTINUED OPERATIONS	0	0	0	0	0	0

Portion attributable to controlling	0	0	0	-332,014	0	-332,014
Portion attributable to controlling	0	0	0	0	986,785	-986,785

NET INCOME FOR THE YEAR	4,250,983	7,041,670	-2,790,687	4,739,019	6,130,185	-1,391,166

Portion attributable to controlling	10,378,122	7,040,475	3,337,647	4,549,774	5,953,030	-1,403,256
Portion attributable to controlling	2,632	1,195	1,437	-154,913	-154,859	-54

Earnings Release 4Q24	54

Eletrobras

Investor Relations

ri@eletrobras.com

www.eletrobras.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.